03019500

ARS

SEC MAIL RECEIVED MAR 31 2003 WASH, D.C. 187 SECTION







P.E. 12-31-02

service satisfaction value

1-12486

ASSOCIATED ESTATES REALTY CORP

PROCESSED
APR 02 2003
THOMSON FINANCIAL

a s s o c i a t e d e s t a t e s

annual report 2002

  

Mission Statement

"Associated Estates Realty Corporation will be recognized for an unequaled commitment to resident service, employee satisfaction and investor value."

Contents

This Annual Report may contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following:

• changes in economic conditions in the markets in which the Company owns properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors;

• risks of a lessening of demand for the multifamily units owned or managed by the Company;

• competition from other available multifamily units and change in market rental rates;

• increases in property and liability insurance costs;

• changes in government regulations affecting the Affordable Housing Properties;

• changes in or termination of contracts relating to third party management and advisory business;

• inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents;

• weather and other conditions that might adversely affect operating expenses;

• expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, and real estate tax valuation reassessments;

• changes in mar
that may lim
Company
identifie
may im
to con ... its portfolio; an

• risks ... n including cost ov ... ctor defaults and co



Carol Abdulla manages four properties in Northeast Ohio. An eight-year veteran of AEC, Carol recently received the prestigious 2003 Pillars of the Industry "Property Manager of the Year" award from the National Association of Home Builders Multifamily Division.

service satisfaction value

In January 2003, we introduced a new corporate identity and branding strategy, including new logos for Associated Estates and M•I•G Realty Advisors. While our redesigned brand emphasizes the residential focus of our business, the real focus of our corporate identity and branding initiatives is the service, satisfaction and value we have always strived to uphold. This message reflects our commitment to customer satisfaction. We want to be able to satisfy our customers' lifestyle expectations with our AEC brand. We believe that by catering to each individual's needs and desires, we can give customers a reason to choose to live in an AEC managed apartment community and investors a reason to invest in our stock.

We clearly recognize that AEC's 'brand' is made up of what we say and do and what our customers believe and experience as they interact with our people every day. Research has shown that investing in a brand during difficult economic times is more than just a smart thing to do - it should be a company's top priority. At AEC, service, satisfaction and value is OUR priority.



Associated Estates Realty Corporation (NYSE: AEC) is a real estate investment trust, headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company and its advisory affiliate, M•I•G Realty Advisors, Inc., specialize in the ownership, management, development and acquisition of multifamily properties.

Currently, AEC directly or indirectly owns, manages or is a joint venture partner in 109 multifamily properties containing a total of 25,174 units located in 12 states. A map and list of these properties appear on page 9 of this report. The Company employs approximately 785 people. In business for more than 35 years, AEC will commemorate its 10th anniversary as a public company in November 2003.

While the Company expanded during the mid to late 1990s into several new markets, its Company-owned portfolio is still predominantly located in the Midwest, primarily in Michigan and Ohio, with the majority of those properties located in three markets: Cleveland (Northeast Ohio), Columbus (Central Ohio) and Michigan.

Over the past 12 to 18 months, the Company has experienced a decline in profitability. AEC has lagged its multifamily REIT peer group on several key measures, most notably, same store net operating income (NOI) growth and occupancy levels. For the year 2002, NOI for the Company's same store market-rate portfolio declined 6.2 percent compared with 2001. The decline was driven primarily by a decrease in physical occupancy for the same store portfolio and an increase in annualized concessions.

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Same Store Operating Performance

Twelve Months Ended December 31, 2002

Region	No. of Units	Revenue % Change	Revenue % of Total	Expenses % Change	Expenses % of Total	Net Operating Income % Change	Net Operating Income % of NOI	Physical Occupancy at 12/31/02
Arizona	204	(11.1)	1.3	17.9	1.6	(33.3)	1.0	94.1
Florida	1,128	(1.8)	10.1	(5.0)	10.5	1.4	9.8	89.3
Georgia	706	(6.1)	4.4	1.8	5.9	(17.1)	3.0	84.6
Indiana	836	0.3	6.2	9.5	6.0	(6.0)	6.4	90.4
Metro D.C.	668	5.0	6.7	1.9	4.9	6.7	8.4	92.7
Michigan	2,888	(5.0)	21.0	4.3	19.8	(11.3)	22.0	89.2
North Carolina	276	(11.6)	1.7	(0.3)	1.6	(19.5)	1.7	78.3
Ohio - Central Ohio	3,135	(3.3)	20.3	(1.3)	19.4	(4.8)	21.2	88.5
Ohio - Northeastern Ohio	2,778	1.8	16.4	3.3	18.5	0.2	14.7	85.5
Ohio - Northeastern - Congregate Care	170	(10.7)	1.2	9.0	2.2	(64.5)	0.2	65.9
Ohio - Toledo, Ohio	1,060	(3.8)	6.9	5.0	5.9	(8.9)	7.8	85.3
Pennsylvania	468	(6.8)	2.8	4.8	2.7	(14.4)	2.9	77.4
Texas	104	8.6	1.0	(3.5)	1.0	19.8	0.9	94.2
Total "Same Store" Market Rate	14,421	(2.5)	100.0	2.3	100.0	(6.2)	100.0	87.3

Average physical occupancy for the year for the Company's same store portfolio was 90.8 percent compared with 92.1 percent for the year 2001.

Some of the deteriorating performance over the past several quarters is attributable to recent weak economic conditions, a low interest rate environment that has created a demand for home ownership at levels perhaps never experienced before and,

"We enjoy Turnberry's scenic setting and the cordial sense of community, which is fostered by an attentive and efficient staff."

Mr. & Mrs. Scheffler, Residence at Turnberry residents.




service satisfaction value
associated

in general, conceivably the worst apartment market fundamentals experienced in many years.

The Company is taking immediate steps to implement changes that are expected to significantly improve performance. These actions are discussed in some detail later in this report.

For the year 2002, total revenue was $162,354,000 compared with $168,876,000 in 2001, a decline of 3.9 percent. An intense focus on expense control has offset some of the declining revenues. For the year, same store property operating expenses grew just 2.3 percent. Adjusted for increased insurance costs, same store property expenses increased just 0.8 percent. Total general and administrative expenses were reduced by 3.8 percent, and interest expense declined 3.5 percent compared with 2001. Funds from operations (FFO) was $1.04 per diluted common share compared with $1.32 per diluted common share in 2001, a decline of approximately 21 percent.

Results for the year also reflect the impact of the following activities:

- the sale of four properties containing a total of 1,096 units, including a parcel of land and other improvements in Boynton Beach, Florida, that was in the process of being developed as a mixed-use apartment community;
- the sale of five client-owned properties;
- the completion of 567 units at two joint venture properties: Berkley Manor, located near Pittsburgh, and Phase II of Idlewylde in Atlanta;








- the exchange transaction in mid-April of a portion of the Company's interest in five former joint venture-owned properties in the Cleveland area. As a result of the transaction, the Company relinquished ownership in two apartment communities containing a total of 1,077 units and acquired 100 percent ownership interest in three communities containing a total of 2,145 units, including the Americana Apartments (738 units), which was subsequently sold;
- the transfer in October of the advisory and management responsibilities for 11 properties owned by a former client to another advisor; and
- non-recurring overhead costs totaling approximately $0.04 per share. These costs included personnel separation costs related to the consolidation and relocation of the accounting and reporting functions of M•I•G from West Palm Beach, Florida, to the Company's corporate office in Cleveland.

Disappointingly, the 2002 results necessitated a reduction in the quarterly common stock dividend from $0.25 per share to $0.17 per share, effective with the February 1, 2003 dividend payment.

The Company is addressing its performance issues by making some significant fundamental changes to the way it has operated over the past three years. These changes are discussed in the Letter to Shareholders that appears on the following pages of this report.

"My son and I enjoy the staff and the functions they provide for the residents. They are very dedicated to their residents."

Carla Kinsey and son Brandon, Williamsburg Townhomes residents.



to our shareholders

March 21, 2003

Dear Fellow Shareholders:

Today, we are making some significant fundamental changes to the way we have been operating over the past three years. We are not sitting back and waiting for things to improve. We are changing the way we operate at every level of the Company. Given our capital structure, our markets and the present overall apartment climate, this is a significant task. We recognize the urgency, and we are committed to returning to profitability.

The year 2002 was, quite simply, a difficult year for the apartment industry. . . and a bad one for AEC. We began the year by responding to the tragic events of September 11, 2001. The reverberations from that day were pervasive, impacting nearly everything that affects the apartment business. Job losses and a low interest rate environment that has created a demand for home ownership at levels we have never seen before have also impacted our business. In addition, the nationwide supply of new rental units placed into service in 2002 far exceeded the softening demand and, combined with increased apartment vacancies, further exacerbated the situation. In our most predictable market, the Midwest, we are experiencing a softness that I personally have not seen in 25 years.

I would like to talk about a few of the steps we are taking to improve our performance:

- We are changing how we operate, at every level, at every job function.
- We are decreasing the amount of time our site people will need to spend on administrative duties so they are able to devote more time to leasing and resident service.

a s s o c i a t e d

◦ Our multi-site managers, who we are now referring to as regional managers, are becoming more involved at the properties, visiting them more frequently and taking a more active role in the day-to-day activities. The asset management function for which the regional managers were previously responsible has been reassigned to our portfolio group. The regional managers are reviewing the rents at every property every day to address today's very competitive leasing market.
◦ We are enhancing our systems to provide more pertinent information to our properties and to provide it quicker.

People make the difference, and we believe our philosophy and culture of a "CEO at every community" attracts some of the most talented professionals in real estate management today. The demands on today's real estate professional far exceed those of past years and require a thorough knowledge of all aspects of running a multi-million dollar business. Ensuring that all of our employees possess the basic competencies is essential and a task that is ongoing at AEC given the ever-changing environment of our business. We are enhancing our training efforts with a very direct approach to each market and each property. We are intensifying the training of all our property level employees relating to telephone skills, closing techniques and customer service.


aec
service satisfaction value
Jeffrey I. Friedman

Above everything else, the satisfaction of our residents has to be our primary focus. In today's competitive market, the standards for service continue to increase, requiring a constant assessment of the job our team is doing. Ours is a service business, and a primary difference between our competitors and us will be the level of service we provide at every AEC managed community.

Our customers today are very sophisticated, with a number of options for their housing dollars. In the present environment, low interest rates have enabled the group of renters who, traditionally, paid the highest rent to become a smaller part of the total renter population by making home ownership a viable alternative. This group also includes renters who are typically most able to withstand larger rent increases. While household formation and job growth are the primary long-term drivers in our business, the short-term effects of an increased supply of rental units, strong home sales, and the uncertain economic climate have had an impact on the number of new renters that are typically generated by both of those drivers.

We believe renters are even more focused today on receiving good value. We have invested significantly over the last three years to maximize the competitiveness of many of our properties, and we will continue to invest significant dollars in our properties. We believe these investments will pay off. Our residents expect a clean, well-maintained community and prompt, timely customer service. I believe, as Wal*Mart's founder Sam Walton did, that "People will shop for low prices, but they will stay for good service."

In order to retain and attract residents in this environment, we have relied on concessions in most of our markets, generally ranging from one to two months' free rent. The level of concessions is driven by the competition in each market, as well as the availability of certain unit types. These concessions will continue to have an impact on our total rent collections as long as the markets remain soft. We have evaluated and will continue to measure the effectiveness of our pricing models and actively challenge our tactics regarding ways to increase traffic.

Our vice presidents of operations, JoAnn Hirsh and Dan Powers, and I visit all of our properties regularly. We talk to managers, leasing consultants and service employees. We assemble our regional managers for meetings in Cleveland periodically. We involve our accounting, human resources, information technology, training and other departments in the ongoing effort to continue to refine our systems, improve how we operate in the field, and create appropriate incentive programs that will relate to two factors - how well the property performs and how well AEC performs. It has been encouraging to me to see first hand that we have many good, hardworking, dedicated employees doing lots of things right.

Our plan for 2003 is to reposition the Company and significantly improve our performance. Our goal is to generate long-term returns to our shareholders that are consistent with our peer group. We plan to do that by providing exceptional service to our residents and by reengineering the way we have been operating.

It is difficult to estimate where our markets will be three or four quarters from now. Our responsibility is to manage through the tough times such as these we are experiencing today. We will not compromise the fundamental disciplines of our business: service, satisfaction and value.

Sincerely,

Jeffrey I. Friedman
Chairman, President and CEO



Properties

*Managed Property

Arizona
Phoenix:
20th & Campbell Apartments MR

Colorado
Colorado Springs:
Camelback Pointe* MR
Highlands Ranch:
The Legacy at Highlands Ranch* MR

Florida
Coconut Creek:
Cypress Shores MR
Orlando:
Windsor at Kirkman MR
Pembroke Pines:
Windsor Pines MR
Sunrise:
Park at Sawgrass* MR
West Palm Beach:
St. Andrews at Palm Beach Lakes* MR

Georgia
Alpharetta:
Bristol Park* MR
Atlanta:
Morgan Place Apartments MR
Duluth:
The Falls Apartments MR
Idlewylde JVMR

Illinois
Waukegan:
Northern Crossing* MR

Indiana
Avon:
Steeplechase at Shiloh Crossing MR
Indianapolis:
The Residence at White River MR
Waterstone Apartments MR

Maryland
Columbia:
Reflections Apartments MR
Pikesville:
Annen Woods Apartments MR
Silver Spring:
Hampton Point Apartments MR
Sheffield Forest* MR

Michigan
Ann Arbor:
Arbor Landings Apartments MR
Battle Creek:
Landings at the Preserve MR
Clinton Township:
Clinton Place MR
Detroit:
River Place* MR
Farmington Hills:
Spring Valley MR
Fenton:
Georgetown Park Apartments MR
Grand Rapids:
Aspen Lakes MR
Central Park Place MR
Holland:
Spring Brook MR
Kalamazoo:
Summer Ridge MR
Mt. Pleasant:
Country Place MR
Rochester Hills:
The Oaks at Hampton MR

North Carolina
Raleigh:
Windsor Falls MR

Ohio
Akron:
Ellet Development AHE
Hillwood I AHE
Hillwood II* AHF
West High Apartments AHE
White Pond Villa* MR
Aurora:
The Residence at Barrington MR
Avon:
Village at Avon MR
Canal Winchester:
Colony Bay East MR
Oak Bend Commons MR
Canton:
Village Towers AHE
Cincinnati:
Remington Place MR
Cleveland:
Abington Arms* AHE
Alexia Manor* AHE
Euclid Beach Club* AHE
Euclid Beach Villa* AHE
Lakeshore Village AHF
Lourexis* AHE
Riverpark AHE
St. Andrews Towers* AHF
Triangle MR
University Circle Place* AHE
University Towers* AHE
Cleveland Heights:
Warrensville Community* AHE
Columbus:
Bedford Commons MR
Bradford at Easton MR
Heathermoor MR
Saw Mill Village MR
Cuyahoga Falls:
Portage Towers MR
State Road Apartments AHE
Sutliff Apartments II AHE
Dublin:
Perimeter Lakes MR
East Cleveland:
Foresthill Terrace* AHE
Euclid:
Euclid Hill Villa* AHE
Watergate MR
Gahanna:
Residence at Christopher Wren MR
Grove City:
Sterling Park MR
Kent:
College Towers MR
Massillon:
Riverview Towers AHE
Mayfield Heights:
Gates Mills Club CC
Gates Mills Villa* AHE
Medina:
Branch Road* AHF
Mallard's Crossing MR
Painesville:
Highland House JVMR
Pickerington:
Residence at Turnberry MR
Reynoldsburg:
Muirwood Village at Bennell MR
Pendleton Lake East MR
Sagamore Hills:
Williamsburg Townhomes MR
Shaker Heights:
Shaker Club* MR
Statesman AHE
Stow:
Stow-Kent Gardens* AHF
Streetsboro:
Village of Western Reserve MR
Tallmadge:
Tallmadge Acres AHE
Toledo:
Country Club MR
Hawthorne Hills MR
Kensington Village, Treetop, Cloisters MR
Vantage Villa MR
Twinsburg:
Twinsburg Apartments AHE
University Heights:
Cedar Center* AHE
Warrensville Heights:
Shaker Park Gardens AHF
Westerville:
Arrowhead Station MR
Kensington Grove MR
Lake Forest MR
Westlake:
The Oaks CC
Westchester Townhomes MR
Westchester Woods* MR
Westlake Townhomes MR
Willoughby:
Winchester Hills I MR
Winchester Hills II MR
Willowick:
Bay Club MR
Shoregate Towers* MR

Pennsylvania
Cranberry Township:
Berkley Manor JVMR
Pittsburgh:
Chestnut Ridge MR
Washington Plaza* MR

Texas
Houston:
The Fleetwood MR

MR: Market Rate Properties
AHE: Affordable Housing Elderly
AHF: Affordable Housing Family
CC: Congregate Care
JVMR: Joint Venture Market Rate Properties

Shareholder Information

Corporate Headquarters

Associated Estates Realty Corporation
5025 Swetland Court
Cleveland, Ohio 44143-1467
216-261-5000

Annual Meeting

The annual meeting of shareholders of Associated Estates Realty Corporation will be held on Wednesday, May 7, 2003 at 10:00 a.m. E.S.T. at:

The Forum
One Cleveland Center
1375 East 9th Street
Cleveland, Ohio 44114

Independent Accountants

PricewaterhouseCoopers LLP
Cleveland, Ohio

Legal Counsel

Baker & Hostetler LLP
Cleveland, Ohio

Transfer Agent, Registrar and Dividend Disbursing Agent

National City Bank
Corporate Trust Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
Telephone: 800-622-6757

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for registered shareholders. Details of the Plan are available by contacting the Company or the transfer agent.

The Company is also a participant in the National Association of Investors Corporation (NAIC) low cost investment plan. In addition, AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations Home page on www.aecrealty.com.

Investor Relations

Additional information, including a copy of the Company's Form 10-K filed with the Securities and Exchange Commission, may be obtained by contacting Investor Relations in writing at the corporate headquarters address above, by telephone at 216-797-8752, via e-mail at IR@aecrealty.com or through the Company's web site on the Internet at www.aecrealty.com.

As a service to our shareholders and prospective investors, automatic e-mail notification of press releases, SEC filings and AEC's daily closing stock price are available by enrolling for these services through the Investor Relations section of www.aecrealty.com.

New York Stock Exchange

AEC: Common Shares
AECPRA: Class A Cumulative Redeemable Preferred Shares

The number of holders of record of the Company's common shares at March 3, 2003 was 862. The high and low closing sale prices of the Company's common shares for each quarter in 2002 and 2001 as reported by the New York Stock Exchange are shown below.

	Price Range 2002		Price Range 2001		Dividends Declared Per Share	
	High	**Low**	**High**	**Low**	**2002**	**2001**
First Quarter	$ 10.23	$ 9.26	$ 8.85	$ 8.00	$ 0.25	$ 0.50(1)
Second Quarter	10.69	9.50	10.66	8.16	0.25	0.25
Third Quarter	10.35	7.65	10.21	8.99	0.25	0.25
Fourth Quarter	7.90	5.40	9.39	8.55	0.17	0.25
					$ 0.92	$ 1.25

(1) The Company declared dividends of $.25 per share on January 3, 2001 and March 26, 2001. The timing of these declarations came about as a result of the fourth quarter 2000 dividend declaration being deferred to January 3, 2001.

associated
estates
communities

Associated Estates Realty Corporation
Annual Financial Report
Year Ended December 31, 2002

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto included in this report. Historical results and percentage relationships set forth in the Consolidated Statements of Income contained in the financial statements, including trends which might appear, should not be taken as indicative of future operations. This discussion may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following:

- changes in economic conditions in the markets in which the Company owns properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors;
- risks of a lessening of demand for the multifamily units owned or managed by the Company;
- competition from other available multifamily units and change in market rental rates;
- increases in property and liability insurance costs;
- changes in government regulations affecting the Affordable Housing Properties;
- changes in or termination of contracts relating to third party management and advisory business;
- .inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents;
- weather and other conditions that might adversely affect operating expenses;
- expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, and real estate tax valuation reassessments;
- changes in market conditions that may limit or prevent the Company from selling properties identified for disposition, which may impede the Company's ability to continue to diversify its portfolio; and
- risks of construction including cost overruns, contractor defaults and contractor delays.

Overview. The Company is engaged primarily in the ownership and operation of multifamily residential units. Additionally, the Company and its subsidiaries provide asset and management services to third party owners of multifamily residential units for which the Company is paid fees.

Federal Income Taxes. The Company has elected to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 1993. REITs are subject to a number of organizational and operational requirements including a requirement that 90.0% (95.0% prior to January 1, 2001) of the income that would otherwise be considered as taxable income be distributed to shareholders. Providing the Company continues to qualify as a REIT, it will generally not be subject to federal income tax on net income. However, the Company's Service Companies are subject to federal income tax.

On December 17, 1999, as part of a larger bill, the REIT Modernization Act ("RMA") was signed into law. Effective beginning January 1, 2001, the RMA has amended the tax rules relating to the composition of a REIT's assets. Under prior law, REIT's were precluded from owning more than 10.0% of the outstanding voting securities of any one issuer, other than a wholly owned subsidiary or another REIT. Beginning in 2001, a REIT will generally remain subject to this current restriction and will also be precluded from owning more than 10.0% of the value of all securities of any one issuer.

As an exception to this prohibition, a REIT will be allowed to own up to 100% of the securities of a Taxable REIT Subsidiary ("TRS") that can provide non-customary services to REIT tenants and others without disqualifying the rents that a REIT receives from its tenants. However, no more than 20.0% of the value of a REIT's total assets can be represented by securities of one or more TRS's. The amount of intercompany interest and other expenses between a TRS and a REIT are subject to arms length allocations. The Company has elected TRS status for all of its Service Companies.

Critical Accounting Policies and Estimates. The consolidated financial statements of the Company include accounts of the Company, all subsidiaries, the Service Companies and the Operating Partnership structured as a DownREIT. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, management has utilized information available including industry practice and its own past history in forming its estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these financial statements may not materialize. However, application of the accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of the Company's results of operations to those of companies in similar businesses.

Real Estate and Depreciation. Real estate assets are stated at the lower of cost or fair value, as appropriate, less accumulated depreciation. Costs related to the acquisition, development, construction and improvement of properties are capitalized including interest, internal wages and benefits, real estate taxes and insurance. Capitalization usually begins with commencement of development activity and ends when the property is ready for leasing.

Replacements and improvements, such as HVAC equipment, structural replacements, windows, appliances, flooring, carpeting and kitchen/bath replacements and renovations are capitalized and depreciated over their estimated useful lives as follows:

Buildings and improvements	5-30 years
Furniture, fixtures and equipment	5-10 years

The Company is required to make subjective assessments as to the useful lives of its properties and improvements for purposes of determining the amount of depreciation to reflect on an annual basis. These assessments have a direct impact on the Company's net income.

Ordinary repairs and maintenance, such as unit cleaning and painting and appliance repairs are expensed.

The Company generally classifies properties as "Properties held for sale" when all significant contingencies surrounding the closing have been resolved. In most transactions, these contingencies are not satisfied until the actual closing of the transaction and, accordingly, the property is not identified as held for sale until the closing actually occurs. However, each potential transaction is evaluated based on its separate facts and circumstances.

The Company follows a practice of discontinuing the depreciation of assets specifically identified by management as held for sale. A valuation allowance is established for any asset so identified if in management's opinion, the net sales price of the asset is less than its net book value.

When there is an impairment indicator, the Company determines whether a real estate asset is impaired. In performing this analysis, the Company determines the range of potential alternatives and assigns a probability of the various alternatives under consideration by management. Should the alternatives considered or the probability of the occurrence thereof change, an impairment may result which could materially impact the results of operations of the Company.

Revenue Recognition. The Company's residential property leases are for terms of generally one year or less. Rental income is recognized on the straight-line basis. Retroactive revenue increases related to budget based Affordable Housing Properties are generally recognized based on rental applications submitted and approved by HUD.

Acquisition, management and disposition fees, and other fees are recognized when the related services are performed and the earnings process is complete. Servicing fee income related to pension fund loans is recognized when earned and is included in other income in the Consolidated Statements of Operations.

Rent concessions, including free rent and leasing commissions paid to third parties, incurred in connection with residential property leases are capitalized and amortized on a straight-line basis over the terms of the related leases (generally one year) and are charged as a reduction of rental revenues.

Accrued Liabilities. The Company's policy for the establishment and maintenance of a "reserve" for liabilities is as follows: A reserve will be established for existing matters based on the criteria established in FAS 5 "Accounting for Contingencies" as defined: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (b) the amount of loss can be reasonably estimated. Finally, once a reserve has been established, it will not be reversed until such time that the event or circumstances that resulted in the reserve being established have been resolved. Quarterly, each reserve will be reviewed to determine if additional reserves are required based on new information or whether the event that triggered the reserve has now been removed.

Liquidity and Capital Resources. The Company anticipates that it will meet its liquidity requirements for the upcoming year generally through its net cash provided by operations, secured borrowings (primarily through the use of the Company's two lines of credit, which had $20.8 million available at December 31, 2002), property sales' proceeds and possible issuance of debt or equity securities. The Company believes that these sources will be sufficient to meet operating requirements, capital additions, mortgage amortization payments and the payment of dividends in accordance with REIT requirements.

The Company anticipates the following commitments for capital expenditures for 2003:

- $9.5 million for recurring capital expenditures. This includes replacement of worn carpet and appliances and property common area parking lots, roofs and similar matters in accordance with the Company's current property expenditure plan. This commitment is expected to be funded largely from cash flow from operating activities.
- $6.7 million for investment/revenue enhancing expenditures. This commitment is expected to be funded largely from borrowings on the Company's lines of credit.
- $460,000 for non-recurring capital expenditures. This commitment is expected to be funded largely from cash flow from operating activities.

The Company has a shelf registration statement on file with the Securities and Exchange Commission relating to a possible offering of up to $368.8 million of debt securities, preferred shares, depositary shares, common shares and common share warrants. Although $62.5 million of MTN's remain available under the shelf registration, it's unlikely that the Company will have access to the market for MTN securities in the near future due to the current value of the Company's shares and its current financial condition.

While the Company currently estimates that its net cash from operations for 2003 should approximate 2002, certain factors could adversely impact the Company's results of operations in 2003 including, but not limited to, low mortgage interest rates, continuation of a recessionary economy (primarily employment levels) and higher than anticipated insurance costs. If mortgage interest rates remain low, tenants may elect to purchase their own home rather than rent, thereby adversely impacting occupancy levels. Occupancy levels could also be adversely impacted if the economy continues to remain weak or further deteriorates as tenants may lose their jobs, default on their leases, and defer renting an apartment. The Company's total rental revenue collections are impacted by a combination of rental rates, rent concessions and occupancy levels, which the Company may attempt to adjust from time to time in order to maintain projected revenues. Additionally, rising property insurance costs could dramatically increase the Company's property operating expenses in 2003 impacting the Company's net cash provided by operations and net income. The Company believes that if net cash is below 2003 projections, the other sources of cash previously mentioned will be sufficient to cover the liquidity requirements of the Company.

Cash Flows. Significant sources and uses of cash in the past three years are summarized as follows:

Cash Sources (Uses):

	For the year ended December 31,		
	2002	2001	2000
		(in thousands)	
Net cash from operating activities	$ 29,382	$ 25,964	$ 31,618
Real estate and fixed asset additions	(16,234)	(14,250)	(29,318)
Net proceeds from sales of properties	33,894	11,806	16,510
Investments in joint ventures	(1,300)	(5,146)	(4,084)
Increases (decreases) in debt — net	(23,464)	9,208	(2,284)
Cash dividends paid	(24,947)	(24,893)	(30,501)
Issue (purchase) of treasury shares — net	405	(91)	(17,760)
Cash (decrease) increase	$ (2,264)	$ 2,598	$(35,819)

Cash Flows from Operating Activities. For 2002, cash flows from operating activities were $29.4 million as compared with $26.0 million in 2001 and $31.6 million in 2000. The variances were primarily due to the net activity of the following:

(i) For 2002, the net loss before the gain on disposition of properties and land and the loss on extinguishment of debt was $8.3 million compared to a net loss of $2.0 million for 2001, a decline of approximately $6.3 million. This decline was primarily the result of a decrease in revenues of $6.5 million. When comparing 2001 to 2000, there was an increase of $1.1 million. This increase was primarily the net result of an increase in revenues of $2.0 million net of an increase in expense of $877,000 and an increase in the net loss in equity of joint ventures of $164,000.

(ii) For 2002, accounts and notes receivable and accounts and notes receivable of affiliates and joint ventures decreased $743,000, while for 2001, they decreased $5.5 million. This results in a decrease to cash flow from operations of $4.8 million which was primarily due to the reimbursements made in 2001 by the partners of several joint ventures properties for funds that the Company had previously advanced to these properties. For 2000, they decreased approximately $1.2 million, which results in 2001 having an increase to cash flow from operations of $4.3 million when comparing 2001 to 2000.

(iii) For 2002, accounts payable and accrued expenses decreased cash flow from operations $304,000, an increase of approximately $1.9 million when compared to 2001's decrease of $2.2 million. This variance was primarily due to a decrease in accrued expenses due to the sale of seven properties in 2001 compared to the sale of six properties in 2002. When comparing 2001 to 2000, there was a decrease of $552,000 for primarily the same reason.

(iv) For 2002, restricted cash increased operating cash flow $1.7 million, while for 2001, there was a decrease of $7.8 million, a variance of $9.5 million. This variance was primarily due to the Company placing in escrow $6.0 million from the funding of a new mortgage loan on the Gates Mills III property. The Gates Mills III property was one of the properties involved in the exchange of joint venture properties in 2002 and, as such, the escrow was assigned to the new owners. This property was 66.7% owned by the Company and the Company had controlling interest in the operations of the property and, as such, the property was fully consolidated by the Company. This deposit to escrow in 2001 was also the primary reason for the variance of $7.2 million when comparing 2001 to 2000.

Cash Flows Provided by (Used For) Investing Activities. Cash provided by investing activities was $16.4 million in 2002 while cash used for investing activities was $7.6 million in 2001 and $16.9 million in 2000. Included in 2002 was $16.2 million used for asset additions acquired or developed and $1.3 million used for advances to fund investment in certain joint venture properties net of $33.9 million received from the sale of real estate. Included in 2001 was $14.3 million used for asset additions acquired or developed and $5.1 million used for advances to fund investment in certain joint venture properties net of $11.8 million of net proceeds from the sale of real estate. Included in 2000 was $29.3 million used for asset additions acquired or developed and $4.1 million used for investment in certain joint venture properties, net of $16.5 million of net proceeds from the sale of real estate.

Cash Flows Used For Financing Activities. Cash used for financing activities was $48.0 million in 2002, $15.8 million in 2001 and $50.5 million in 2000. For 2002, cash flows used for financing activity were primarily $24.9 million used to pay dividends on the Company's common and preferred shares and $23.4 million net decrease in debt borrowings. For 2001, cash flows used for financing activity were primarily $24.9 million used to pay dividends on the Company's common and preferred shares, net of a $9.2 million increase in debt borrowings. For 2000, cash flows used for financing activity was primarily $30.5 million used to pay dividends on the Company's common and preferred shares, $17.8 million for the purchase of treasury shares, a $5.5 reduction in total indebtedness net of $3.2 million received from an interest rate swap termination payment.

Financing and Other Commitments. At December 31, 2002, the Company had 53 conventional mortgages payable aggregating $532.8 million, each collateralized by the respective real estate and resident leases having a net book value of $617.2 million. These nonrecourse project specific loans accrue interest at fixed rates ranging from 3.40% to 9.63%. Additionally, the Company had three HUD mortgage payables aggregating $7.6 million, each collateralized by the respective real estate and residential leases having a net book value of $7.8 million. These loans accrue interest at rates ranging from 3.76% to 7.50%. On February 1, 2002, the Company completed the refinancing of a $10.9 million nonrecourse loan encumbering a Market Rate Property located in Cleveland, Ohio. The new loan matures February 1, 2005 and the interest rate is currently at a floating rate of 3.40%, which is less than the rate on the previous loan of 9.61%. The maturities of the remaining loans range from 2004 to 2022. The Company currently intends to refinance each loan as it matures.

The Company currently has 15 properties, which are unencumbered, 12 of which are Affordable Housing Properties. These 15 properties had net income of $4.2 million for the year ended December 31, 2002, and a net book value of $9.2 million at December 31, 2002. The Company believes that it should be able to obtain financing on these properties should the need arise; however, certain financing vehicles may be unavailable or limited because many of these properties are ground leased and one is subject to a right of reverter.

The Company currently has two lines of credit. The first line of credit is a $20.0 million line secured by one of the Company's properties. Borrowings under this line are currently restricted up to an amount of $12.6 million. Borrowings under this line of credit bear interest at a rate of LIBOR plus 1.5% or approximately 2.9% at December 31, 2002. There were no borrowings outstanding under this line of credit at December 31, 2002 and $3.5 million outstanding under this line at December 31, 2001. This line of credit matures in July 2003. The Company intends to renew or replace this line of credit.

The second line of credit is a $14.0 million line secured by two of the Company's properties. In April 2002, the maximum borrowings available under this line of credit were increased from $12.0 million to $14.0 million. The maturity of this line of credit was extended from December 31, 2002 to December 31,

2003. The Company intends to obtain an extension upon maturity. The Company's borrowings under this line of credit bear interest at either the prime rate or LIBOR plus 2.0% at the Borrower's option. There were no borrowings outstanding at either December 31, 2002 or December 31, 2001; however, the amount currently available under this line of credit is limited to $8.2 million because of outstanding letters of credit and a credit risk sublimit relative to derivative transactions.

At December 31, 2002, the Company had one Medium-Term Note outstanding in the amount of $105,000. This loan bears interest at 6.88%, is unsecured and matures in December 2004. The Company intends to repay this loan in full at maturity.

The Company leases certain equipment under capital leases. The Company also leases certain equipment and facilities under operating leases. Future minimum lease payments under all capital and noncancellable operating leases in which the Company is the lessee, principally for ground leases, for each of the next five years and thereafter, are as follows: $257,000 — 2003, $247,000 — 2004, $208,000 — 2005, $110,000 — 2006, $101,000 — 2007 and $3.8 million thereafter.

The ground lease agreements contain provisions, which, upon expiration of the lease, require reversion of the land and building to the lessor. Such provisions exist for nine properties included in the financial statements and expire at various dates from 2021 to 2086. Total revenues derived from such properties were $10.1 million, $10.3 million and $10.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. Furthermore, at the end of the term of the lease, any remaining replacement reserves revert to the lessor. Management believes that the replacement reserves will be utilized for their intended purpose prior to the end of the lease term. Such cash reserves included in restricted cash were $615,000 and $717,000 at December 31, 2002 and 2001, respectively. With respect to such leases, the Company incurred ground rent expense of $101,000 for each of the years ended December 31, 2002, 2001 and 2000.

The Company owns one property, which is subject to a warranty deed reversion provision. This provision requires that the land and real estate assets revert to the deed holder at expiration, which is September 2037. The net book value of this property was $1.2 million at December 31, 2002. The property generated revenues and net income of $943,000 and $378,000 for 2002, $958,000 and $449,000 for 2001 and $950,000 and $435,000 for 2000.

In connection with the refinancing of the Watergate Apartments, a 949-unit multifamily community located in Euclid, Ohio, the Company has guaranteed completion of certain improvements totaling approximately $7.0 million. This obligation is secured by a $3.5 million letter of credit.

Insurance. The September 11, 2001 terrorist attack on New York's World Trade Center and its aftermath has created a number of uncertainties for the Company concerning the management of its insurance risks. The Company renewed its blanket insurance policy for the period April 1, 2002 to March 31, 2003 at greater cost with less protection. The Company is not alone in facing these dilemmas. Since September 11, 2001 insurance costs have risen dramatically across the industry, many insurers have significantly reduced their capacity positions and many others have refused to insure against acts of terrorism.

Accordingly, for the current policy periods, the Company was faced with an approximate 80.0% increase in property and liability insurance premiums coupled with reduced insurance protection. When the Company renewed its current property insurance policy, the Company was unable to obtain quotes for terrorism insurance at any price. In August 2002, the Company was successful in obtaining $25.0 million of insurance protection for terrorist-related risks for the Company's owned and managed portfolio, which was approved by the Company's major lenders.

Insurance coverage issues are a matter of concern not only for the Company and its shareholders, but also the Company's lenders who may assert their own concerns over increased risk exposure brought about by reduced insurance coverage. The Company believes that its current insurance coverage is representative of what is commercially available and reasonably acceptable in today's often chaotic insurance environment.

Off-Balance Sheet Investments. The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not control these entities. These investments are initially recorded at cost, as investments in joint ventures and subsequently adjusted for equity in earnings and cash contributions and distributions.

Summarized financial information at 100% for these joint ventures is as follows:

	December 31,	
	2002	2001
Balance sheet data	(In thousands)	
Real estate, net	$91,046	$86,944
Other assets	2,077	4,357
	$93,123	$91,301
Amounts payable to the Company	$ 112	$ 256
Mortgages payable	68,852	95,811
Other liabilities	3,238	4,739
Owners' equity (accumulated deficit)	20,921	(9,505)
	$93,123	$91,301

	For the years ended December 31,		
	2002	2001	2000
Operating data	(In thousands)		
Rental revenues	$11,195	$20,157	$20,067
Other revenues	405	726	467
Operating and maintenance expenses	(8,310)	(14,528)	(13,347)
Depreciation and amortization	(3,150)	(2,554)	(2,196)
Interest expense	(3,616)	(4,844)	(5,708)
Net (loss) income	$ (3,476)	$ (1,043)	$ (717)
Equity in net (loss) income of joint ventures	$ (1,627)	$ (328)	$ (164)

Joint Venture Financing Commitments. The Company has guaranteed the construction cost overruns and the payment of a $30.0 million construction loan in connection with Idlewylde Apartments Phase II, a 535-unit multifamily community located in Atlanta, Georgia completed in 2002 by the Company and its pension fund joint venture partner. This loan matures December 10, 2003 with two one-year options to extend that are conditioned upon the satisfaction of various conditions and requirements. The Company has recorded no liability in relation to this guarantee at December 31, 2002. The Company also guaranteed the payment of a $15.8 million construction loan in connection with the development of Courtney Chase Apartments, a 288-unit multifamily community located in Orlando, Florida, which is being developed by the Company and its pension fund joint venture partner. This loan matures June 1, 2005, with an option to extend the maturity for two additional years. The Company has recorded no liability in relation to this guarantee at December 31, 2002. The Company also has guaranty obligations under a $220,000 letter of credit for purposes of guaranteeing certain equity contributions required by the construction lender in connection with Berkley Manor, a 252-unit multifamily community located in Cranberry Township, Pennsylvania, of which construction was completed in 2002 by the Company and its joint venture partner. The Company has recorded no liability in relation to this guarantee at December 31, 2002.

At December 31, 2002, five of the Company's joint venture investments were encumbered by debt. The Company's share of this debt was $32.7 million.

Operating Partnership. As provided in the AERC HP Investors Limited Partnership Agreement ("DownREIT Partnership"), the Company, as general partner, has guaranteed the obligation of the DownREIT Partnership to redeem OP units held by the limited partners. The DownREIT Partnership was formed in 1998 in connection with the MIG merger transactions. Under the terms of the DownREIT Partnership Agreement, the DownREIT Partnership is obligated to redeem OP units for common shares of the Company or cash, at the Company's discretion, at a price per OP unit equal to the 20 day trailing price of the Company's common shares for the immediate 20 day period preceding a limited partner's redemption notice. After giving effect to the transactions described in the following paragraphs, there are 128,056 OP units remaining having a carrying value of $3.0 million. Through December 31, 2002, 393,976 OP units have been redeemed. These transactions had the effect of increasing the Company's interest in the DownREIT Partnership from 85.0% to 96.0%. These redemption transactions are more fully described in the following paragraphs.

In 2002, 335,000 of the OP units were purchased for cash in the amount of $3.1 million. These units had a recorded amount of $7.6 million when issued. The difference of the cash paid and the recorded amount was $4.5 million, which reduced the recorded amount of the underlying real estate.

In 2001, 39,314 of the OP units were purchased for cash in the amount of $393,000. These units had a recorded amount of $929,000 when issued. The difference of the cash paid and the recorded amount was $536,000, which reduced the recorded amount of the underlying real estate.

Acquisitions, Dispositions and Development. Any future multifamily property acquisitions or developments would be financed with the most appropriate sources of capital, which may include the assumption of mortgage indebtedness, bank and other institutional borrowings, through the exchange of properties, undistributed earnings, secured debt financings, or the issuance of shares or units exchangeable into common shares.

Acquisitions: On April 19, 2002, the Company and its joint venture partners completed the exchange of five Market Rate properties located in Northeast Ohio. Under the terms of the agreement, the Company became the 100% fee owner of three of the properties, the Americana Apartments (738 units), which was subsequently sold (see Dispositions below), College Towers (458 units) and the Watergate Apartments (949 units). The Company relinquished its 66.67% ownership interest in Gates Mills III (320 units) and its 33.33% ownership interest in Gates Mills Towers (757 units). There was no gain or loss recorded in connection with this transaction as the exchange was not the culmination of the earnings process. See Note 9 of the Notes to the Financial Statements for further information concerning this transaction. Prior to the exchange, financial results for Gates Mills III were consolidated. As a result, the operating results for Gates Mills III included in discontinued operations totaled $(3,000) for 2002, $45,000 for 2001 and $393,000 for 2000.

Dispositions: The Company and its joint venture partners are marketing two joint venture properties. One property is located in Ohio in which the Company is a 50.0% partner and the other property is located in Pennsylvania in which the Company is a 49.0% partner. The following is a summary of acquisition and disposition transactions completed this year.

On January 18, 2002, the Company completed the sale of Muirwood Village at London, a property located in Central Ohio. The property was sold for $4.0 million and the Company recorded a gain of $255,000. Since this property was held for sale as of December 31, 2001, the financial results are excluded from the discontinued operations presentation.

On April 24, 2002, the Company completed the sale of Americana Apartments, which is located in Northeast Ohio. The property was sold for $18.5 million. The Company paid off the existing debt of $11.6 million and received net cash proceeds of $6.2 million, which resulted in the Company recording a gain of $7.9 million. This gain is included in "Income from discontinued operations". Additionally, the operating results of $(33,000) for 2002 are included in "Income from discontinued operations".

On July 29, 2002, the Company completed the sale of Jennings Commons, a 50-unit Affordable Housing Property located in Northeast Ohio. The property was sold for $1.9 million. The sale resulted in a gain of $945,000. This gain is included in "Income from discontinued operations". Additionally, the operating results of $85,000 for 2002, $161,000 for 2001 and $198,000 for 2000 are included in "Income from discontinued operations".

On November 25, 2002, the Company completed the sale of Bolton Estates, a 196-unit property located in Central Ohio. The property was sold for $6.4 million and the Company recorded a gain of $1.4 million. This gain is included in "Income from discontinued operations". Additionally, the operating results of $(137,000) for 2002, $28,000 for 2001 and $(57,000) for 2000 are included in "Income from discontinued operations".

On December 31, 2002, the Company recorded a loss of $632,000 following the sale of a project located in Boynton Beach, Florida, for $8.0 million, which included land under development and an operational marina. The Company had originally purchased this land for $5.2 million with future plans of development. The Company incurred approximately $3.4 million of development and other costs that were capitalized that included the cost of finalizing the development of the marina. The Company's internal analysis indicated that the land and marina were not impaired based upon the Company's plan to continue the development of the property on its own or with a partner and retain it as an asset held for investment. The Company received an offer to purchase the property during the fourth quarter of 2002, and made a business decision to sell the property and, as such, recorded a loss of $632,000. This loss is included in "Income from discontinued operations". Additionally, the operating results of $(78,000) for 2002 are included in "Income from discontinued operations".

See Note 2 of the Notes to the Financial Statements for information concerning discontinued operations for properties sold during 2002.

Development. For the year ended December 31, 2002, two joint venture partnerships in which the Company is a 49.0% partner, completed the construction and commenced leasing the final 112 units of the scheduled 252 units at Berkley Manor (140 units were completed during 2001) and the final 455 units of the scheduled 535 units for Idlewylde-Phase II (80 units were completed during 2001).

On May 8, 2002, the Company entered into a joint venture agreement to develop a 288-unit multifamily Market Rate Property located in Orlando, Florida. The Company contributed land of $1.3 million in exchange for a 24.0% interest in this joint venture. Currently, the Company estimates that this project will be completed in late 2003.

Management and Service Operations. MIG's investment advisory business was significantly impacted by a decision of a major MIG client to transfer its investment advisory contract with MIG to another advisor effective October 1, 2002. Under that agreement, the Company and MIG had provided property and asset management services for eleven client owned properties, which generated approximately $2.1 million in annual fees. The contribution of MIG's investment advisory business to the Company's annual overall revenues are expected to decrease because of the transferred contract from approximately 3.5% to approximately 2.5%. It is anticipated that the advisory business' contribution to the Company's NOI should remain constant at approximately 2.0%. In the third and fourth quarters of 2002, the Company executed a restructuring plan concerning the advisory business and recorded a charge of $686,000 primarily related to severance benefits. Furthermore, the Company wrote off the related asset and management portion of the intangible asset associated with the aforementioned contract in the amount of $312,000. See Note 5 of the Notes to the Financial Statements.

Management Contract Cancellation. During 2002, the Company's management contracts associated with the following properties were terminated or transferred:

Effective Date of Termination	Management Company	Management Contract Canceled/Transferred	Approximate Management Fees Earned During 2002	Approximate Management Fees Lost During 2002
			(in thousands)	
Market Rate Properties:				
4/19/02	AERC	Gates Mills Towers (33.33% joint venture)	$ 59	$128
4/19/02	AERC	Americana (33.33% joint venture)	42	79(1)
4/19/02	AERC	Watergate (33.33% joint venture)	87	187(1)
4/19/02	AERC	College Towers (50.0% joint venture)	34	81(1)
Advisory Properties:				
3/01/02	AERC	Advised Asset	27	134
3/29/02	AERC	Advised Asset	52	260
8/19/02	AERC	Advised Asset	119	55
9/25/02	AERC	Advised Asset	42	29
10/01/02	AERC	Eleven Advised Assets	1,588	529
10/29/02	AERC	Advised Asset	139	10

(1) In connection with the April 19, 2002 joint venture swap transaction, the Company became the 100% owner of these three properties and as such, no longer will report management fee income for them.

Additionally, the Company anticipates that a management contract on a joint venture property in which the Company is a 50.0% owner, which generated property management fees of $12,000 in 2002, may be canceled during 2003 because of a proposed sale of the property.

Dividends. On December 17, 2002, the Company declared a dividend of $0.17 per common share, which was paid on February 1, 2003 to shareholders of record on January 15, 2003. On February 13, 2003, the Company declared a dividend of $0.60938 per Depositary Share on its Class A Cumulative Preferred Shares (the "Perpetual Preferred Shares"), which will be paid on March 17, 2003 to shareholders of record on March 3, 2003.

RESULTS OF OPERATIONS FOR 2002 COMPARED WITH 2001 AND 2001 COMPARED WITH 2000

In the following discussion of the comparison of the year ended December 31, 2002 to the year ended December 31, 2001 and the year ended December 31, 2001 to the year ended December 31, 2000, Market Rate properties refers to the Same Store Market Rate property portfolio. Market Rate properties represent 59 wholly owned properties. Acquired/Disposed properties represent one recently constructed property that has not yet reached stabilization, two acquired properties and properties which have been sold. Affordable Housing represents 12 properties subject to HUD regulations.

The Company uses Net Operating Income ("NOI") as a measure of the performance of its properties. NOI is determined by deducting property operating and maintenance expenses from total revenues for the Acquisition/Disposition, Market Rate and Affordable Housing segments and deducting service companies expense, which is included within the general and administrative expense in the Consolidated Statements of Income, and painting service expense from total revenues for the Management and Service Operations segment. For the year ended December 31, 2002, NOI was $75.9 million, a decrease of $5.7 million when compared to the NOI of $81.6 million for the year ended December 31, 2001. The NOI for 2001 was $1.5 million lower than the NOI of $83.1 million for the year ended

December 31, 2000. The NOI for each of the four segments of the Company for the years ended December 31, 2002, 2001 and 2000 was as follows: Acquisition/Disposition $4.2 million, $4.0 million and $6.6 million, Market Rate $64.9 million, $69.1 million and $67.8 million, Affordable Housing $5.1 million, $5.3 million and $5.5 million and Management and Service Operations $1.7 million, $3.1 million and $3.2 million, respectively. The following table reconciles NOI to Net Income:

	2002	2001	2000
		(In thousands)	
Net Operating Income	$ 75,862	$ 81,604	$ 83,063
Depreciation and amortization	(34,431)	(33,878)	(33,901)
General and administrative expense excluding service companies expense	(6,880)	(6,876)	(7,849)
Interest expense	(40,765)	(42,244)	(43,853)
Gain on disposition of properties and land, net	227	7,047	7,512
Equity in net (loss) income of joint ventures	(1,627)	(328)	(164)
Minority interest in operating partnership	(324)	(478)	(400)
Income from discontinued operations:			
Operating (loss) income	(167)	239	534
Gain on disposition of properties, net	9,660	—	—
Extraordinary item	(76)	(179)	—
Net income	$ 1,479	$ 4,907	$ 4,942

Overall, total revenues decreased $6.5 million or 3.8% when comparing 2002 to 2001 and increased $2.0 million or 1.2% when comparing 2001 to 2000. Total expenses decreased $1.7 million or 1.0% when comparing 2002 to 2001 and increased $877,000 or 0.5% when comparing 2001 to 2000. Net (loss) income applicable to common shares after deduction for the dividends on the Company's preferred shares decreased $3.4 million or 594.3% when comparing 2002 to 2001 and decreased $35,000 or 6.5% when comparing 2001 to 2000.

Rental Revenues. Rental revenues decreased $2.1 million or 1.5% when comparing 2002 to 2001 and decreased $1.4 million or 1.0% when comparing 2001 to 2000. Rental revenues from the Acquired/Disposed properties decreased $987,000 or 12.4% when comparing 2002 to 2001. The rental revenues from the construction property were $3.3 million for 2002 compared to $3.2 million for 2001, an increase of $100,000. The rental revenues from the two acquired properties were $5.3 million. Also, rental revenues for 2001 included $4.0 million for properties sold in 2001. When comparing this segment for 2001 compared to 2000, the construction property contributed $3.2 million compared to $2.0 million, an increase of $1.2 million or 60.0%. Additionally, properties sold in 2001 contributed $4.0 million compared to $6.4 million for those properties in 2000. Also, 2000 included rental revenues of $3.0 million for properties sold in 2000.

Rental revenues for the Market Rate properties decreased $3.0 million or 2.4% when comparing 2002 to 2001 and increased $2.0 million or 1.7% when comparing 2001 to 2000. The average rental rate per unit was $816 at the end of 2002 compared to $796 at the end of 2001 an increase of 2.5%. The Company anticipates that due to the slowing economy that rental rates for 2003 may grow at a much slower rate of 1.0% to 2.0%. At the end of 2002 and 2001, physical occupancy was 87.3% and 90.8%, respectively. Additionally, the average economic occupancy was 85.1% at the end of 2002 compared to 88.8% at the end of 2001. In addition to a $2.7 million increase in vacancies, concessions given in 2002 were $2.9 million higher than concessions given in 2001. The Company anticipates that concessions to be recorded during 2003 will increase over those recorded during 2002. When comparing 2001 to 2000, the average rental rate increased $38 per unit or 5.0% from the $758 per unit in 2000. Also, physical occupancy decreased 0.8% from 91.5% in 2000.

Rental revenues for the Affordable Housing Properties decreased approximately $81,000 when comparing 2002 to 2001 and increased $73,000 when comparing 2001 to 2000. These revenues are primarily dependent upon the Company being entitled to receive rental assistance subsidies from HUD via monthly housing assistance payments ("HAP Payments"). The amount of each monthly HAP Payment is equal to the rent amount (the "Contract Rent") stated in the HAP Contract with HUD, less the amount payable by the Eligible Resident for such month.

Below is a table setting forth the current expiration dates of the HAP Contracts and the HAP revenue recognized for the Company's Affordable Housing Properties:

Property	Final Expiration Date	Revenue Recognized During 2002	2001	2000
		(in thousands)		
Ellet Development	December 2017	$433	$425	$427
Hillwood I	July 2016	488	501	497
Lakeshore Village (50.0% joint venture)(A)	October 2003	732	744	730
Puritas Place	September 2011	691	680	681
St. James (Riverview)	November 2009	466	463	468
Shaker Park Gardens II	June 2003	684	766	736
State Road Apartments	December 2016	404	370	362
Statesman II	November 2003	287	288	263
Sutliff Apartments II	November 2019	802	807	809
Tallmadge Acres	March 2004	699	692	663
Twinsburg Apartments	June 2009	433	445	454
Village Towers	November 2009	432	443	446
West High Apartments	November 2003	544	506	499

(A) Amounts shown represent 100% payment.

All thirteen properties shown in the above table had positive cash flow during 2002 and are anticipated to have positive cash flow for the remaining contract terms. Therefore, none of the HAP contracts are considered to be loss contracts.

Contract Rents may be adjusted at least annually in accordance with the annual adjustment factor method for some of the properties. Generally, these types of adjustments are only permitted if current rents are below the HUD published Fair Market Rent ("FMR") threshold. If current rents exceed FMRs, a rent comparability study must be completed to demonstrate that the property's rents are below "market".

Prior to HAP Contract expiration, "Contract Renewal Request Forms" must be submitted by the Company 120 days prior to the HAP anniversary date to HUD (or its corresponding contract agent) in order to renew the existing HAP contract. Current options available to the Company for the expiring HAP contracts are as follows: (i) renew at current rents plus an operating cost adjustment factor that is set by HUD on an annual basis. These rents are below the market comparisons for properties that have a mortgage; (ii) renew at current rents plus an operating cost adjustment factor for properties without a mortgage; or, (iii) opt out of the Section 8 program. Opting out of the Section 8 program requires an additional one-year notice to HUD (or the contract agent) and the affected residents.

The Company believes, that upon expiration of the contracts, the contracts will be renewed, or the Company will enter into another government subsidized or mortgage restructuring program, or that the properties will be operated as conventional, market-rate properties.

The following represents the Company's current expectations concerning those HAP contracts, which expire in 2003.

Shaker Park Gardens II. On November 13, 2000, the Company requested a referral to OMHAR (Office of Multifamily Housing and Restructuring) for the restructuring of the mortgage and reduction of Section 8 rents to comparable market rents, and to renew the HAP Contract which was extended at current rents until June 30, 2002 to allow for completion of restructuring negotiations. The Company did not accept the terms of the mortgage restructure agreement, as written by HUD, and chose not to accept the commitment. On June 27, 2002, the Company paid the existing mortgage note in full. The mortgage pre-payment provided exemption from OMHAR and eligibility for an Operating Cost Adjustment Factor (OCAF) increase, based on the Company's interpretation of HUD regulations. However, HUD rejected this proposal and reduced contract rents to those stipulated in the mortgage restructure agreement. The Company is currently engaged in a formal appeal of these actions.

Lakeshore Village. On October 7, 2002, the Company requested a referral to OMHAR for the full restructuring of the mortgage and reduction of Section 8 rents to comparable market rents, and to renew the HAP Contract, which was extended at current rents until October 2003. On February 20, 2003, the partnership was notified by HUD that the property is eligible for the full restructuring of the mortgage and that the property has been assigned to a participating administrative entity for further processing. In the event that the partnership and HUD fail to reach an agreement on the Restructuring Application, the current contract rents most likely would be reduced to market rents. The Company anticipates that the contract will be renewed and that any reduction of rents to current market rents would be partially offset by a reduction in debt service payments. Currently, the estimated annual market rents for this property are approximately $695,000, while the current annual rents are approximately $866,000, a difference of $172,000. This property is a joint venture property in which the Company has a 50.0% investment accounted for using the equity method. Therefore, a reduction in rents, without a corresponding reduction in debt service payments, would decrease net income to the Company by approximately $86,000. This reduction would be reflected in the Consolidated Statements of Income in the line item "Equity in net (loss) income of joint ventures."

Statesman II. In July 2002, the Company requested a renewal of the current contract for a one-year term with an increase in rents of 4.0%, as calculated using the OCAF published on February 11, 2002. The Company's request for the OCAF increase was granted and the contract was renewed for a one-year term through November 30, 2003. At the appropriate time, during 2003, the Company anticipates requesting another extension. The Company anticipates the extension will be granted.

West High Apartments. In July 2002, the Company requested a renewal of the current contract for a one-year term with an increase of 4.0%, as calculated using the OCAF published on February 11, 2002. The Company's request for the OCAF increase was granted and the contract was renewed for a one-year term through November 30, 2003. At the appropriate time, during 2003, the Company anticipates requesting another extension. The Company anticipates the extension will be granted.

Fees. The management and service operations recognized fee income of $8.6 million for 2002 compared to $10.3 million for 2001, a decrease of $1.7 million or 16.5%. The decrease was primarily due to the transfer of 11 properties by one of MIG's clients to another investment advisor, as previously discussed under Management and Service Operations and the loss of five other advised properties during 2002. In 2001, management was terminated on six properties. Finally, the Company lost the fees generated by the five joint venture properties included in the April 2002 exchange, as previously discussed. When comparing the $10.3 million for 2001 to the $9.7 million for 2000, there was an increase of $600,000 or 6.2% primarily due to an increase in painting services. It should be noted that the management and advisory fees attributed to properties owned by pension fund clients are earned pursuant to contracts that are generally terminable upon 30 days notice.

Reimbursements. In accordance with EITF 01-14 "Income Statement Recharacterization of Reimbursements Received for Out-of-Pocket Expenses Incurred", the Company has reclassified to revenue certain expense reimbursements that the Company had previously recorded as a reduction to the expense. These revenue amounts are included in property management fees and reimbursements. The corresponding expenses are shown as direct property management expenses. For each of the three years ended December 31, 2002, 2001 and 2000, the revenues equal the expenses shown of $13.2 million, $15.3 million and $13.6 million, respectively.

Other Revenues. Other income decreased $580,000 or 14.1% when comparing 2002 to 2001 and increased $931,000 or 29.2% when comparing 2001 to 2000. The decrease in 2002, when compared to 2001, was primarily due to the management and service companies segment including a one-time $363,000 supervisory fee, which was earned upon the sale of a non-owned Affordable Housing Property in 2001. Also, it should be noted that interest income decreased $166,000 or 33.2% when comparing 2002 to 2001 as a result of less funds available to invest. This decrease was primarily related to the Acquisition/Disposition segment. The $930,000 increase when comparing 2001 to 2000 was primarily due to the Residential Utility Billings ("RUBS") program net of a decline in interest income. The RUBS program primarily was recorded on the market rate segment while the decline in interest income related to the management and service companies segment.

Property Operating and Maintenance Expenses. Property operating and maintenance expenses increased $2.2 million or 3.5% when comparing 2002 to 2001. These expenses increased $1.3 million or 2.2% when comparing 2001 to 2000. With regards to the acquisition/disposition properties, these expenses increased $782,000 or 196.1% when comparing 2002 to 2001 primarily due to the acquisition of two properties during 2002. When comparing 2001 to 2000, they decreased $1.0 million or 12.7%. The increase, when comparing 2002 to 2001, was primarily the result of the addition of two properties in 2002 that had expenses of $3.5 million. The decrease, when comparing 2001 to 2000, was primarily the net result of these expenses decreasing approximately $2.1 million when comparing the expenses recorded for the properties sold in 2001 to the properties sold in 2000, net of an increase in expenses for the construction properties of approximately $1.1 million.

For the Market Rate properties, these expenses increased approximately $1.3 million or 2.3% when comparing 2002 to 2001. The increase was primarily due to an increase in property and liability insurance and also payroll and related expenses, as a result of increased benefit costs and merit raises. When comparing 2001 to 2000, these expenses increased $2.1 million or 4.0%. The increase in these expenses, when comparing 2001 to 2000, was primarily due to an increase in personnel expense and utilities.

Other Expenses. The Company allocates general and administrative expenses to its four segments based on an internal cost analysis. An amount equal to 85.0% of the Management and Service Companies' revenues is classified as Service Companies' expense ($5.8 million for 2002, $6.3 million for 2001 and $6.5 million for 2000). The balance of the general and administrative expenses is allocated to the other three segments on a per unit basis (number of units in the segment divided by the total units in the portfolio). Since the general and administrative expenses are allocated as described above, the Company believes that a comparative analysis of the total expenses is more meaningful than by segments. General and administrative expenses decreased $499,000 or 3.8% when comparing 2002 to 2001 and decreased $1.2 million or 8.2% when comparing 2001 to 2000. The decrease, when comparing 2002 to 2001, was primarily attributable to a decrease in professional services, primarily legal fees and administrative expenses. Offsetting these decreases was an increase in payroll and related expenses primarily due to increased benefit costs and merit raises. This increase was primarily due to the recording of $686,000 of severance benefits in connection with the restructuring plan the Company undertook with regards to the management and service operations. For further information concerning the restructuring, reference is made to the discussion of the Management and Service Operations presented previously. The decrease, when comparing 2001 to 2000, was primarily attributable to a decrease in payroll and related expenses, mainly because of the refinement of certain estimates used by the Company that resulted in allocating certain payroll and related expenses to the properties and the elimination of certain corporate level positions. Additionally, there was a decrease in consulting and professional fees incurred by the Company in 2001.

Interest Expense. Interest expense decreased $1.5 million or 3.5% when comparing 2002 to 2001 and decreased $1.6 million or 3.7% when comparing 2001 to 2000. The decrease when comparing

2002 to 2001 was attributable to both the Market Rate segment which declined approximately $840,000 as a result of amortization of existing loans and the February 2002 refinancing of an $11.0 million loan whose interest rate dropped to 3.40% from 9.61% and the Management and Service Operations segment which declined approximately $371,000. This decline was due to the Company recording in 2001 additional interest expense in connection with the additional loan fundings on two joint venture properties that were guaranteed by the Company and borrowed by the Company for major refurbishment at the properties. These two properties were two of the three properties of which the Company became the 100% owner as a result of the previously discussed joint venture exchange. Interest expense for the Acquired/Disposed properties decreased $933,000 when comparing 2001 to 2000. Since the Company capitalizes interest costs on funds used in construction, the related reduction of interest expense is recorded in the Acquired/Disposed properties segment as this is the segment to which development properties are classified. For 2001, capitalized interest was $1.3 million compared to $1.0 million for 2000. For the Market Rate properties, interest expense decreased $841,000 or 2.0% when comparing 2001 to 2000. This decrease was primarily a result of lower outstanding balances as the majority of the first mortgages secured by Market Rate properties require monthly principal amortization payments. Also, there were fewer loans outstanding as a result of the sale of properties in 2001 in which the loans were assumed by the buyer.

Gain on Sales. The net gain on the disposition of properties and land of $227,000 for 2002 was primarily due to the sale of a Market Rate Property, which was classified as held for sale at December 31, 2001. The net gain on disposition of properties and land of $7.0 million for 2001 resulted from the sale of seven Market Rate operating properties. For 2000, the Company recorded a net gain of $7.5 million, which resulted from the sale of six Market Rate operating properties net of a loss of $990,000 recorded in connection with the contribution of a land parcel located in Cranberry Township, Pennsylvania to a joint venture partnership. For further information concerning the loss recorded in connection with the contribution of this land parcel, reference is made to Note 2 of the Notes to Financial Statements.

Equity in Net (Loss) Income of Joint Ventures. The combined equity in net (loss) income of joint ventures decreased $1.3 million or 396.0% for 2002 compared to 2001, and decreased $164,000 or 100.0% for 2001 compared to 2000. The decrease when comparing 2002 to 2001 was primarily due to two properties in which the Company is a 49.0% owner, completing construction and having available all of their units for leasing by the end of 2002. One of these properties, with 252 units, was approximately 79.0% leased at the end of 2002 and the other was approximately 49.0% leased. The Company's share of the net loss for 2002 for these two properties was $1.2 million, while for 2001 the Company's share was $29,000. It should also be noted that the Company's equity in the net (loss) income for the four joint venture properties involved in the previously referenced exchange was approximately the same for 2002 and 2001. For further information concerning this transaction, see Note 9 of the Notes to the Financial Statements. The decrease, when comparing 2001 to 2000, was primarily due to increased depreciation expense in connection with three 49.0% investments made by the Company.

The following table presents the historical statements of operations of the Company's beneficial interest in the operations of the joint ventures for the years ended December 31, 2002, 2001 and 2000.

	For the year ended December 31,		
	2002	2001	2000
	(In thousands)		
Beneficial interests in joint venture operations			
Rental revenues	$ 5,015	$ 7,942	$ 7,599
Cost of operations	3,521	5,415	4,871
	1,494	2,527	2,728
Interest income	7	46	43
Interest expense	(1,695)	(1,875)	(2,171)
Depreciation	(1,431)	(1,028)	(764)
Extraordinary item-extinguishment of debt	(2)	2	—
Equity in net (loss) income of joint venture	$(1,627)	$ (328)	$ (164)

Income From Discontinued Operations. Effective January 1, 2002, in accordance with FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company presents the results of operations and the gains/(losses) for operating properties sold, which became held for sale after January 1, 2002, as "Income from discontinued operations". In 2002, five properties were disposed of whose operating results and gains/(losses) were classified as discontinued operations. The operating (loss) income for these five properties was $(167,000) for 2002, $239,000 for 2001 and $534,000 for 2000. The gain on disposition of properties, net, included gains on the sales of three of these properties of $10.3 million and a loss of $632,000 on the sale of a fourth property. This property was purchased in November 2000 as a 6.9-acre parcel of land for $5.2 million. The Company was developing this property as a multi-use property to include apartments, commercial building and a marina. The Company had recorded $3.4 million of costs in developing the property and had completed and was operating the marina. In November 2002, the Company received an unsolicited offer to purchase the property for $8.0 million. The Company accepted the offer and completed the sale on December 31, 2002 resulting in the above reported loss. The fifth property disposed of was Gates Mills III, which was involved in the previously discussed joint venture swap and for which no gain or loss was recorded.

For further details on "Income from discontinued operations", reference is made to Note 2 of the Notes to Financial Statements.

Extraordinary Items. The extraordinary item of $(76,000) in 2002 represents the write-off of deferred financing costs related to the prepayment of a HUD mortgage. The extraordinary item of $(179,000) in 2001 represents the write-off of deferred finance costs related to the refinancing of a mortgage loan. There were no extraordinary items in 2000.

Inflation. Management's belief is that the effects of inflation would be minimal on the operational performance of its portfolio primarily due to the high correlation between inflation and housing costs combined with the short term nature, typically one year, of the leases. The Company also faces limited exposure to interest rate fluctuations due to its high proportion of fixed rate financing.

CONTINGENCIES

Environmental. There are no recorded amounts resulting from environmental liabilities and there are no known material contingencies with respect thereto. Future claims for environmental liabilities are not measurable given the uncertainties surrounding whether there exists a basis for any such claims to be asserted and, if so, whether any claims will, in fact, be asserted. Furthermore, no condition is known to exist that would give rise to a material liability for site restoration, post closure and monitoring commitments, or other costs that may be incurred with respect to the sale or disposal of a property. Phase I environmental audits have been completed on all of the Company's wholly owned and joint venture properties.

Pending Litigation. For a discussion of the pending litigation, see Note 12 of the Notes to the Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2002, the Company had $12.6 million of variable rate debt. Additionally, the Company has interest rate risk associated with fixed rate debt at maturity. Management has and will continue to manage interest rate risk as follows: (i) maintain a conservative ratio of fixed rate, long term debt to total debt such that variable rate exposure is kept at an acceptable level; (ii) consider hedges for certain long term variable and/or fixed rate debt through the use of interest rate swaps or interest rate caps; and (iii) use treasury locks where appropriate to hedge rates on anticipated debt transactions. Management uses various financial models and advisors to assist them in analyzing opportunities to achieve those objectives.

From time to time, the Company may enter into hedge agreements to minimize its exposure to interest rate risks. In April and May 2002, the Company completed two interest rate swaps. The notional amounts of the swaps are approximately $31.2 million. These swaps were executed to hedge the fair market value of certain fixed rate loans. Both swaps terminate at the maturity of the related loans, that is, October 2005 for the $14.0 million swap and August 2004 for the $17.2 million swap. For the year ended December 31, 2002, the Company recognized a reduction to interest expense of $442,000 with respect to these two swaps. The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	December 31, 2002								December 31, 2001	
Long term debt	2003	2004	2005	2006	2007	Thereafter	Total	Fair Market Value	Total	Fair Market Value
						(In thousands)				
Fixed:										
Fixed rate mortgage debt	$5,991	$24,146	$21,478	$7,441	$83,623	$385,164	$527,843	$628,653	$546,808	$562,807
Weighted average interest rate	7.78%	6.88%	7.77%	7.81%	7.65%	7.68%			7.69%	
MTN's	—	105	—	—	—	—	105	146	105	133
Weighted average interest rate	—	6.88%	—	—	—	—	—	—	6.88%	—
Total fixed rate debt	5,991	24,251	21,478	7,441	83,623	385,164	527,948	628,799	546,913	562,940
Variable:										
Variable rate mortgage debt	190	232	10,824	112	124	1,068	12,550	13,696	1,656	1,656
Weighted average interest rate	3.55%	3.54%	3.40%	3.76%	3.76%	3.76%	—	—	5.02%	
LIBOR based credit facilities*	—	—	—	—	—	—	—	—	3,500	3,500
Total variable rate debt	190	232	10,824	112	124	1,068	12,550	13,696	5,156	5,156
Total long term debt	$6,181	$24,483	$32,302	$7,553	$83,747	$386,232	$540,498	$642,495	$552,069	$568,096

* One LIBOR based credit facility matures on July 20, 2003 and the second LIBOR based credit facility matures on December 31, 2003. At December 31, 2002, there were no borrowings outstanding on either facility.

Sensitivity Analysis. At December 31, 2002 and 2001, the Company estimates that a 100 basis point decrease in market interest rates would have changed the fair value of fixed rate debt to a liability of $674.7 million and $600.0 million, respectively. The sensitivity to changes in interest rates of the Company's fixed rate debt was determined with a valuation model based upon changes that measure the net present value of such obligation which arise from the hypothetical estimate as discussed above.

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of
Associated Estates Realty Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Associated Estates Realty Corporation and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 2 to the consolidated financial statements, in 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In addition, as discussed in Notes 1 and 5 to the consolidated financial statements, in 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cleveland, Ohio
February 7, 2003

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(In thousands, except share amounts)	
ASSETS		
Real estate assets		
Land	$ 90,240	$ 90,965
Buildings and improvements	787,052	789,775
Furniture and fixtures	33,248	33,091
	910,540	913,831
Less: accumulated depreciation	(233,350)	(208,039)
	677,190	705,792
Construction in progress	5,868	10,287
Real estate, net	683,058	716,079
Properties held for sale, net of accumulated depreciation	—	4,105
Cash and cash equivalents	900	3,164
Restricted cash	13,326	22,237
Accounts and notes receivable		
Rents	904	937
Affiliates and joint ventures	6,013	6,195
Other	3,660	4,188
Investments in joint ventures, net	11,589	3,178
Goodwill	1,725	1,725
Intangible and other assets, net	14,128	13,816
	$ 735,303	$ 775,624
LIABILITIES AND SHAREHOLDERS' EQUITY		
Secured debt	$ 540,393	$ 551,964
Unsecured debt	105	105
Total indebtedness	540,498	552,069
Accounts payable and accrued expenses	25,325	21,863
Dividends payable	3,310	4,855
Resident security deposits	4,054	4,161
Funds held on behalf of managed properties		
Affiliates and joint ventures	3,648	5,449
Other	1,785	1,761
Accrued interest	2,846	2,879
Commitments and contingencies (Note 12)	—	—
Operating partnership minority interest	2,972	10,591
Total liabilities	584,438	603,628
Shareholders' equity		
Preferred shares, Class A cumulative, without par value; 3,000,000 authorized; 225,000 issued and outstanding	56,250	56,250
Common shares, without par value, $.10 stated value; 50,000,000 authorized; 22,995,763 issued and 19,473,576 and 19,421,406 outstanding at December 31, 2002 and 2001, respectively	2,300	2,300
Paid-in capital	279,039	279,023
Accumulated distributions in excess of accumulated net income	(154,798)	(132,844)
Accumulated other comprehensive loss	—	(45)
Less: Treasury shares, at cost, 3,522,187 and 3,574,358 shares at December 31, 2002 and 2001, respectively	(31,926)	(32,688)
Total shareholders' equity	150,865	171,996
	$ 735,303	$ 775,624

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Revenues			
Rental	$137,028	$139,087	$140,457
Property management fees and reimbursements	17,504	20,592	18,695
Asset management fees	2,638	2,879	2,628
Asset acquisition fees	—	—	352
Painting services	1,642	2,196	1,530
Other	3,542	4,122	3,191
Total revenues	162,354	168,876	166,853
Expenses			
Property operating and maintenance	65,752	63,544	62,198
Depreciation and amortization	34,431	33,878	33,901
Direct property management expenses	13,171	15,349	13,555
Painting services	1,792	2,099	1,559
General and administrative	12,657	13,156	14,327
Interest expense	40,765	42,244	43,853
Total expenses	168,568	170,270	169,393
(Loss) income before gain on disposition of properties and land, net, equity in net (loss) income of joint ventures, minority interest, income from discontinued operations and extraordinary item	(6,214)	(1,394)	(2,540)
Gain on disposition of properties and land, net	227	7,047	7,512
Equity in net (loss) income of joint ventures	(1,627)	(328)	(164)
Minority interest in operating partnership	(324)	(478)	(400)
(Loss) income before income from discontinued operations and extraordinary item	(7,938)	4,847	4,408
Income from discontinued operations:			
Operating (loss) income	(167)	239	534
Gain on disposition of properties, net	9,660	—	—
Income from discontinued operations	9,493	239	534
Extraordinary item-early extinguishment of debt	(76)	(179)	—
Net income	1,479	4,907	4,942
Preferred share dividends	(5,485)	(5,484)	(5,484)
Net (loss) income applicable to common shares	$ (4,006)	$ (577)	$ (542)
Earnings per common share — basic:			
(Loss) income applicable to common shares before income from discontinued operations and extraordinary item	$ (.69)	$ (.03)	$ (.05)
Income from discontinued operations	.48	.01	.02
Extraordinary item	—	(.01)	—
Net (loss) income applicable to common shares	$ (.21)	$ (.03)	$ (.03)
Earnings per common share — diluted:			
(Loss) income applicable to common shares before income from discontinued operations and extraordinary item	$ (.69)	$ (.03)	$ (.05)
Income from discontinued operations	.48	.01	.02
Extraordinary item	—	(.01)	—
Net (loss) income applicable to common shares	$ (.21)	$ (.03)	$ (.03)
Dividends declared per common share	$ .92	$ 1.25	$ 1.25
Weighted average number of common shares outstanding — Basic	19,343	19,415	19,733
— Diluted	19,343	19,415	19,733

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Total	Class A Cumulative Preferred Shares	Common Shares (at $.10 stated value)	Total Paid-In Capital: Paid-In Capital	Total Paid-In Capital: Unearned Compensation	Accumulated Distributions in Excess of Accumulated Net Income	Accumulated Other Comprehensive Loss	Treasury Shares (at cost)
	(In thousands, except share amounts)							
Balance, December 31, 1999	$238,182	$56,250	$2,271	$278,316	$(259)	$ (82,443)	$ (5)	$(15,948)
Comprehensive income:								
Net income	4,942	—	—	—	—	4,942	—	—
Other comprehensive income:								
Reclassification adjustment for gains included in net income of $3	3	—	—	—	—	—	3	—
Total comprehensive income	4,945	—	—	—	—	4,942	3	—
Issuance of 6,333 common shares	2	—	1	1	—	—	—	—
Issuance of 216,911 common shares relating to the MIGRA merger contingent consideration	1,483	—	22	1,461	—	—	—	—
Issuance of 64,700 restricted common shares	—	—	7	524	(531)	—	—	—
Retired 8,900 restricted common shares	(23)	—	(1)	(96)	74	—	—	—
Amortization of unearned compensation	128	—	—	—	128	—	—	—
Purchase of 2,101,800 treasury shares	(17,760)	—	—	—	—	—	—	(17,760)
Common share dividends declared	(25,017)	—	—	—	—	(25,017)	—	—
Preferred share dividends declared	(5,484)	—	—	—	—	(5,484)	—	—
Balance, December 31, 2000	196,456	56,250	2,300	280,206	(588)	(108,002)	(2)	(33,708)
Comprehensive income:								
Net income	4,907	—	—	—	—	4,907	—	—
Other comprehensive income:								
Reclassification adjustment for gains included in net income of $2	2	—	—	—	—	—	2	—
Company's portion of the unrealized loss on a derivative instrument held at a joint venture property	(45)	—	—	—	—	—	(45)	—
Total comprehensive income	4,864	—	—	—	—	4,907	(43)	—
Issuance of 778 common shares from treasury shares	8	—	—	(1)	—	—	—	9
Issuance of 2,000 common shares relating to exercise of options from treasury shares	19	—	—	(10)	—	—	—	29
Issuance of 82,133 restricted common shares from treasury shares	129	—	—	(385)	(584)	—	—	1,098
Amortization of unearned compensation	385	—	—	—	385	—	—	—
Purchase of 13,087 treasury shares	(116)	—	—	—	—	—	—	(116)
Common share dividends declared	(24,265)	—	—	—	—	(24,265)	—	—
Preferred share dividends declared	(5,484)	—	—	—	—	(5,484)	—	—
Balance, December 31, 2001	171,996	56,250	2,300	279,810	(787)	(132,844)	(45)	(32,688)
Comprehensive income:								
Net income	1,479	—	—	—	—	1,479	—	—
Other comprehensive income:								
Company's portion of the unrealized gain on a derivative instrument held at a joint venture property	45	—	—	—	—	—	45	—
Total comprehensive income	1,524	—	—	—	—	1,479	45	—
Issuance of 1,112 common shares from treasury shares	10	—	—	(3)	—	—	—	13
Issuance of 55,669 common shares relating to exercise of options from treasury shares	438	—	—	(192)	—	—	—	630
Issuance of 36,985 restricted common shares from treasury shares	—	—	—	(58)	(368)	—	—	426
Forfeiture of 24,730 restricted shares to treasury	3	—	—	(108)	256	—	—	(145)
Amortization of unearned compensation	457	—	—	—	457	—	—	—
Purchase of 16,589 treasury shares	(162)	—	—	—	—	—	—	(162)
Other	—	—	—	32	—	(32)	—	—
Common share dividends declared	(17,916)	—	—	—	—	(17,916)	—	—
Preferred share dividends declared	(5,485)	—	—	—	—	(5,485)	—	—
Balance, December 31, 2002	$150,865	$56,250	$2,300	$279,481	$(442)	$(154,798)	$ —	$(31,926)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,		
	2002	2001	2000
	(In thousands)		
Cash flow from operating activities:			
Net income	$ 1,479	$ 4,907	$ 4,942
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	34,773	34,381	34,363
Loss on fixed asset replacements write-off	339	502	61
Minority interest in operating partnership	324	479	400
Loss on extinguishment of debt	76	179	—
Gain on disposition of properties and land, net	(9,887)	(7,047)	(8,502)
Loss on conveyance of Berkley Manor to joint venture partnership	—	—	990
Equity in net loss (income) of joint ventures	1,627	328	164
Earnings distributed from joint ventures	139	245	608
Net change in assets and liabilities			
- Accounts and notes receivable	561	(768)	1,984
- Accounts and notes receivable from affiliates and joint ventures	182	6,261	(780)
- Accounts payable and accrued expenses	(304)	(2,209)	(1,657)
- Other operating assets and liabilities	119	(1,201)	1,305
- Restricted cash	1,732	(7,800)	(635)
- Funds held for non-owned managed properties	23	381	82
- Funds held for non-owned managed properties of affiliates and joint ventures	(1,801)	(2,674)	(1,707)
Total adjustments	27,903	21,057	26,676
Net cash flow provided by operations	29,382	25,964	31,618
Cash flow from investing activities:			
Real estate and fixed asset additions acquired or developed	(16,234)	(14,250)	(29,318)
Net proceeds received from sale of properties and land	33,894	11,806	16,510
Contributions to joint ventures, net	(1,300)	(5,146)	(4,084)
Net cash flow provided by (used for) investing activities	16,360	(7,590)	(16,892)
Cash flow from financing activities:			
Principal payments on secured debt	(31,053)	(11,788)	(6,728)
Proceeds from secured debt	11,089	18,100	9,800
Proceeds from interest rate swap termination fee	—	—	3,187
Principal payment on Senior and Medium-Term Notes	—	(604)	(8,543)
Lines of credit borrowings	58,600	43,100	42,764
Lines of credit repayments	(62,100)	(39,600)	(42,764)
Common share dividends paid	(19,462)	(19,409)	(25,017)
Preferred share dividends paid	(5,485)	(5,484)	(5,484)
Issue (purchase) of treasury shares — net	405	(91)	(17,760)
Net cash flow (used for) financing activities	(48,006)	(15,776)	(50,545)
Increase (decrease) in cash and cash equivalents	(2,264)	2,598	(35,819)
Cash and cash equivalents, beginning of year	3,164	566	36,385
Cash and cash equivalents, end of year	$ 900	$ 3,164	$ 566

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Business

Associated Estates Realty Corporation (the "Company") is a self-administered and self-managed real estate investment trust ("REIT") which specializes in multifamily property management, advisory, development, acquisition, disposition, operation and ownership activities. The Company and its affiliates receive certain property and asset management fees, acquisition, disposition and incentive fees, loan origination and consultation fees, and mortgage servicing fees. MIG II Realty Advisors, Inc. ("MIG"), an affiliate of the Company, is a registered investment advisor and serves as a real estate advisor to pension funds. The Company owns four taxable REIT subsidiaries, which provide management and other services for the Company and third parties. These corporations are referred to herein as "Service Companies".

The Company owns or manages 109 apartment communities in twelve states consisting of 25,174 units. The Company owns and holds ownership interests, either directly or through subsidiaries, in 79 of those apartment communities containing 18,313 units in 10 states. Thirteen of those owned or partially owned apartment communities, consisting of 1,354 units, are affordable housing communities. The Company has under construction and lease-up one joint venture apartment community consisting of approximately 288 units. The Company or one of its subsidiaries also manages or serves as asset manager for 30 communities, consisting of 6,861 units and five commercial properties containing in excess of 980,000 square feet which are owned by large pension funds, non profit organizations or affiliated third party owners.

Principles of Consolidation

The accompanying consolidated financial statements of the Company include the accounts of the Company, all subsidiaries and qualified REIT subsidiaries, which include but are not limited to, separate legal entities that were formed in connection with project specific, nonrecourse mortgage refinancing for which records, books of accounts and depository accounts must be maintained that are separate and apart from any other person or entity; the Service Companies (which are taxed as a Taxable REIT Subsidiary ("TRS") under the RMA implemented in 1999), and an Operating Partnership structured as a DownREIT of which an aggregate 96.0% is owned by the Company. Interests held by limited partners in real estate partnerships controlled by the Company are reflected as "Operating partnership minority interest" in the Consolidated Balance Sheets. Capital contributions, distributions and profits and losses are allocated to minority interests in accordance with the terms of the Operating Partnership agreement. The DownREIT structure enabled the Company to acquire and operate two multifamily apartments in an operating partnership entity that is separate from other properties owned by the Company. In the DownREIT structure, the limited partners contributed the two real estate assets to the operating partnership and, in return, received partnership units entitling them to a share of the profits, based on the number of operating partnership units. The operating partnership units entitle the holder to exchange their partnership units at some future time for common shares in the Company or to redeem such partnership units for cash (at the Company's option). The Company is the general partner. Additionally, the common stock of all qualified REIT subsidiaries included in the Company's consolidated financial statements is 100% owned by the Company.

Investments in joint ventures, that are 50.0% or less owned by the Company, are presented using the equity method of accounting. Since the Company intends to fulfill its obligations as a partner in the joint ventures, the Company has recognized its share of losses and distributions in excess of its investment. For additional information concerning the Company's activity in connection with its joint venture investments, reference is made to Note 9. Also, the Company has made certain agreements with its joint venture partners to guarantee certain capital improvements and/or debt obligations at various joint venture properties that may require the Company to incur fundings above its prorata share. These guarantees are detailed in Note 12.

All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Real Estate and Depreciation

Real estate assets are stated at cost less accumulated depreciation. Included in construction in progress are parcels of undeveloped land held for future development. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 30 years
Furniture, fixtures and equipment	5 - 10 years

The Company capitalizes interest costs on funds used in construction, real estate taxes and insurance from the commencement of development activity through the time the property is ready for leasing.

The Company follows a practice of discontinuing the depreciation of assets specifically identified by management as held for sale. A valuation allowance is established for any asset so identified if in management's opinion, the net sales price less costs to sell of the asset is less than its net book value.

Impairment of Long-Lived Assets

Management reviews the carrying value of held for use real estate assets using estimated future cash flows, including estimated proceeds from disposition, whenever an event or change in circumstance indicates that the asset value may not be recoverable.

The Company uses the undiscounted cash flow method to determine impairment in the carrying value of its long-lived assets. Measurement of an impairment loss is determined by reducing the carrying value of the assets to fair value. Assets that are being held for sale or abandonment are recorded at the lower of carrying value or fair value less cost to sell.

When there is an impairment indicator, the Company determines whether a real estate asset is impaired. In performing this analysis, the Company determines the range of potential alternatives and assigns a probability of the various alternatives under consideration by management. Should the alternatives considered or the probability of the occurrence thereof change, an impairment may result which could materially impact the results of operations of the Company.

Deferred Leasing and Financing Costs

Costs incurred in obtaining long-term financing are deferred and amortized over the life of the associated instrument on a straight-line basis, which approximates the effective interest method. External costs incurred in the leasing of commercial and retail space are amortized on a straight-line basis over the terms of the related lease agreements.

Intangible Assets

The Company currently has only one intangible asset which represents the allocated purchase price from the MIG Realty Advisors, Inc. ("MIGRA") merger associated with the acquired advisory, property management and mortgage servicing contracts obtained from the merger. The Company also has goodwill recorded associated with this transaction. Effective January 1, 2002, the Company reviews its intangible asset and goodwill for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") 142. SFAS 142 requires an annual review of intangibles and goodwill. Additionally, the Company analyzes its intangible asset and goodwill whenever there is an impairment indicator. The Company will continue to amortize its intangible asset on a straight-line basis over the original six-year life, but effective January 1, 2002, in accordance with SFAS 142, goodwill is no longer being amortized. See Note 5 for additional information related to the intangible asset and goodwill.

Revenue Recognition

The Company's residential property leases are for terms of generally one year or less. Rental income is recognized on the straight-line basis. Retroactive revenue increases related to budget based Affordable Housing Properties are generally recognized based on rental applications submitted to and approved by HUD.

Acquisition, management and disposition fees and other fees are recognized when the related services are performed and the earnings process is complete. Servicing fee income related to pension fund loans is recognized when earned and is included in other income in the Consolidated Statements of Income.

Rent concessions, including free rent and leasing commissions paid to third parties, incurred in connection with residential property leases, are capitalized and amortized on a straight-line basis over the terms of the related leases (generally one year) and are charged as a reduction of rental revenues.

Property Management

In accordance with EITF 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred", effective January 1, 2002, the Company recharacterized as revenues certain reimbursements received for expenses incurred in connection with the management of properties for third parties, joint ventures and other affiliates. Previously, the Company netted reimbursements against the expenses. Effective January 1, 2002, the Company is reporting these reimbursements as revenues and the reimbursed expenditures as direct property management expenses as the Company is the primary obligor with respect to salaries and benefits relating to employees at these properties. The presentation for 2001 and 2000 has been recharacterized on the same basis. For the years ended December 31, 2002, 2001 and 2000, the reimbursements shown as revenues were equivalent to the expenses, which were $13.2 million, $15.3 million and $13.6 million, respectively.

Advertising Costs

The Company recognizes advertising costs as expense when incurred. The total amount charged to advertising expense for the years ended December 31, 2002, 2001 and 2000 was $2.9 million, $2.9 million and $2.6 million, respectively. There were no advertising costs reported as assets for the years ended December 31, 2002 and 2001.

Stock Based Employee Compensation

The Company uses the intrinsic value method in accordance with the Accounting Principles Board Opinion No. 25 ("APB No. 25") to account for stock-based employee compensation arrangements. Under this method, the Company does not recognize compensation cost for stock options when the option exercise price equals or exceeds the market value on the date of the grant. Restricted stock grants are recorded initially as a reduction to shareholders equity and recognized as compensation expense over the vesting periods based upon the market value on the date of the grant. The amount of compensation recorded as a reduction to shareholders' equity related to restricted stock grants was $442,000, $787,000 and $588,000 at December 31, 2002, 2001 and 2000, respectively. If the fair value method had been applied to the stock option grants, the fair values of the options granted at the grant dates would be recognized as compensation expense over the vesting periods, and the Company's net income and earnings per share at December 31 would have been as follows:

	2002	2001	2000
	(In thousands, except per share data)		
Net income	$ 1,479	$4,907	$4,942
Total stock compensation cost recognized	457	385	177
Total stock compensation cost had SFAS 123 been adopted	(751)	(765)	(462)
Pro forma net income had SFAS 123 been adopted	$ 1,185	$4,527	$4,657
Net (loss) income applicable to common shares:			
Net (loss) income as reported	$(4,006)	$ (577)	$ (542)
Total stock compensation cost recognized	457	385	177
Total stock compensation cost had SFAS 123 been adopted	(751)	(765)	(462)
Pro forma net (loss) income had SFAS 123 been adopted	$(4,300)	$ (957)	$ (827)
(Loss) income per common share — Basic			
Net (loss) income as reported	$ (.21)	$ (.03)	$ (.03)
Total stock compensation cost recognized	.03	.02	.01
Total stock compensation cost had SFAS 123 been adopted	(.04)	(.04)	(.02)
Pro forma net (loss) income had SFAS 123 been adopted	$ (.22)	$ (.05)	$ (.04)
(Loss) income per common share — Diluted			
Net (loss) income as reported	$ (.21)	$ (.03)	$ (.03)
Total stock compensation cost recognized	.03	.02	.01
Total stock compensation cost had SFAS 123 been adopted	(.04)	(.04)	(.02)
Pro forma net (loss) income had SFAS 123 been adopted	$ (.22)	$ (.05)	$ (.04)

Operating Partnership Minority Interest

In conjunction with the acquisition of the operating partnership, the Company issued a total of 522,032 operating partnership units ("OP units"). The Company has the option to redeem, in certain circumstances, the OP units for common shares exchangeable on a one-for-one basis, or the cash equivalent amount. The OP unitholders are entitled to receive cumulative distributions per OP unit equal to the per share distributions on the Company's common shares. The Company charged $324,000, $478,000 and $400,000 to "Minority interest in operating partnership" in the Consolidated Statements of Income relating to the OP unitholders allocated share of net income for the years ended December 31, 2002, 2001 and 2000, respectively. There are 128,056 OP units remaining as of December 31, 2002.

The following table identifies the number of OP units redeemed, the cash paid to redeem the units, the recorded value of the units when issued and the difference between the cash paid and the recorded value which reduced the recorded amount of the underlying real estate (in thousands, except units redeemed):

Year	Units Redeemed	Cash Paid	Recorded Value At Issuance	Reduction in Underlying Real Estate
2000	19,662	$ 144	$ 436	$ 292
2001	39,314	393	929	536
2002	335,000	3,100	7,600	4,500
	393,976	$3,637	$8,965	$5,328

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the "Code"), as amended. As a REIT, the Company is entitled to a tax deduction for dividends paid to its shareholders, thereby effectively subjecting the distributed net income of the Company to taxation at the shareholder level only, provided it distributes at least 90.0% (95.0% before January 1, 2001) of its taxable income and meets certain other qualifications.

The Service Companies operate as taxable C-corporations under the Code and have accounted for income taxes in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, Accounting for Income Taxes. Effective January 1, 2001, the Service Companies have elected to be treated as Taxable REIT Subsidiaries. Taxes are provided for those Service Companies having net profits for both financial statements and income tax purposes. The 2002, 2001 and 2000 net operating loss carryforwards for the Service Companies, in the aggregate, are approximately $7.1 million, $7.2 million, and $7.6 million, respectively, and expire during the years 2009 to 2022.

The gross deferred tax assets were $4.3 million, $4.1 million and $3.7 million at December 31, 2002, 2001 and 2000, respectively, and relate principally to net operating losses of the Service Companies. Gross deferred tax liabilities of $163,000, $517,000 and $349,000 at December 31, 2002, 2001 and 2000, respectively, relate primarily to tax basis differences in fixed assets and intangibles. The deferred tax valuation allowance was $4.1 million, $3.6 million and $3.4 million at December 31, 2002, 2001 and 2000, respectively. The Company reserves for net deferred tax assets when management believes it is more likely than not that they will not be realized.

At December 31, 2002 and 2001, the Company's net tax basis of properties exceeds the amount set forth in the Company's Consolidated Balance Sheets by $89.9 million and $55.2 million, respectively.

Reconciliation Between GAAP Net Income and Taxable Income

The following reconciles GAAP net income to taxable income:

	Year ended December 31, 2002	2001	2000
		(In thousands)	
GAAP net income	$ 1,479	$ 4,907	$ 4,942
Add: GAAP net loss of Taxable REIT Subsidiaries and minority interest in joint venture, net	1,069	1,076	4,234
GAAP net income from REIT operations(1)	2,548	5,983	9,176
Add: Book depreciation and amortization	34,395	33,833	33,724
Less: Tax depreciation and amortization	(26,203)	(27,005)	(27,549)
Book/tax differences on gains (losses) from capital transactions	(2,606)	(2,782)	(7,201)
Other book/tax differences, net	(239)	(2,040)	1,739
Taxable income before adjustments	7,895	7,989	9,889
Less: Capital gains	(7,309)	(4,265)	(1,276)
Taxable income subject to dividend requirement	$ 586	$ 3,724	$ 8,613

(1) All adjustments to GAAP net income from REIT operations are net of amounts attributable to taxable REIT subsidiaries and minority interests.

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction

	2002	2001	2000
		(In thousands)	
Cash dividends paid	$ 24,947	$ 24,893	$ 30,501
Less: Portion designated capital gain distribution	(7,309)	(4,265)	(1,276)
Less: Return of Capital	(14,774)	(14,140)	(15,596)
Dividends paid deduction	$ 2,864	$ 6,488	$ 13,629

Dividends Per Share

Total dividends per common share and the related components for the years ended December 31, 2002, 2001 and 2000, as reported for income tax purposes, were as follows:

	For the year ended December 31, 2002					
Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends	Supplemental Information Qualified 5-Year Gain
02/1/2002	$.0161	$.1910	$.0234	$.0195	$ .2500	$.0234
05/1/2002	.0160	.1911	.0234	.0195	.2500	.0234
08/1/2002	.0161	.1910	.0234	.0195	.2500	.0234
11/1/2002	.0160	.1911	.0235	.0194	.2500	.0235
	$.0642	$.7642	$.0937	$.0779	$1.0000	$.0937

	For the year ended December 31, 2001					
Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends	Supplemental Information Qualified 5-Year Gain
02/1/2001	$.0399	$.1834	$.0089	$.0178	$ .2500	$.0089
05/1/2001	.0399	.1833	.0089	.0179	.2500	.0089
08/1/2001	.0399	.1833	.0090	.0178	.2500	.0090
11/1/2001	.0400	.1833	.0089	.0178	.2500	.0089
	$.1597	$.7333	$.0357	$.0713	$1.0000	$.0357

	For the year ended December 31, 2000				
Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends
02/1/2000	$.1438	$.2184	$.0000	$.0128	$ .3750
05/1/2000	.1438	.2184	.0000	.0128	.3750
08/1/2000	.0959	.1456	.0000	.0085	.2500
11/1/2000	.0959	.1456	.0000	.0085	.2500
	$.4794	$.7280	$.0000	$.0426	$1.2500

Preferred dividends of $5.5 million were paid for each of the years ended December 31, 2002, 2001 and 2000, of which $4.0 million, $2.2 million and $448,000 were designated as a capital gain dividend for the years ended December 31, 2002, 2001 and 2000, respectively.

Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its hedging strategy. Interest rate swaps designated as fair value hedges involve the payment of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During

2002, such derivatives were used to hedge the changes in fair value associated with existing fixed rate loans.

As of December 31, 2002, no derivatives were designated as cash flow hedges or hedges of net investment in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedges. At December 31, 2002, derivatives with a fair value of $1.4 million were included in other assets and secured debt. No hedge ineffectiveness on hedges was recognized during 2002.

The change in net unrealized gains/losses on cash flow hedges reflects a reclassification of $45,000 of net unrealized gains/losses from accumulated other comprehensive income to interest expense during 2002.

From time to time, the Company may enter into hedge agreements to minimize its exposure to interest rate risks. Following is a summary of the Company's hedge agreement activity:

On April 19, 2002, the Company executed an interest rate swap with a notional amount of $14.0 million (which commenced on May 15, 2002) to hedge the fair market value of a fixed rate loan. The swap amortizes monthly in accordance with the amortization of the hedged loan and expires upon the maturity date of the loan. The Company recorded a credit to interest expense of $241,000 for the year ended December 31, 2002 with regards to this swap.

On May 14, 2002, the Company executed an interest rate swap with a notional amount of $17.2 million (which commenced on June 3, 2002) to hedge the fair market value of a fixed rate loan. The hedged loan requires interest only payments until maturity at which time the total $17.2 million is due. The swap does not amortize monthly and expires upon the maturity date of the loan. The Company recorded a credit to interest expense of $201,000 for the year ended December 31, 2002 with regards to this swap.

On February 25, 2000, the Company executed two interest rate swaps. The notional amounts of the swaps were approximately $10.6 million (which commenced March 1, 2000) and $54.8 million (which commenced March 10, 2000). The swaps amortized monthly in accordance with the amortization of the hedged loans and were to expire upon maturity of the loans. These swaps were executed to hedge the fair market value of five fixed rate loans. On December 11, 2000, the Company executed termination agreements for both swaps and received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the related loans (May 2007 for the $10.6 million swap and October 2007 for the $54.8 million swap). The Company recorded a credit to interest expense of $476,000 during the years ended December 31, 2002 and 2001 with regards to the amortization of the termination payments. During the year ended December 31, 2000, the Company recorded a credit to interest expense of $331,000 with regards to the swaps.

Treasury Shares

The Company records the purchase of Treasury shares at cost. From time to time, the Company may reissue these shares. When the Company reissues the shares, the Company accounts for the issuance based on the "First in, first out" method.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" which for the Company became effective January 1, 2002. Under SFAS No. 142, amortization of goodwill, including goodwill recorded in past business combinations, was discontinued effective with the adoption of this standard, January 1, 2002. The Company reviewed goodwill as of December 31, 2002, and determined that it was not impaired.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will be effective January 1, 2003. The Company currently believes that this statement does not apply to the Company.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121 and requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale, but broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. The Company has adopted this Statement effective January 1, 2002. Gates Mills III, a 66.67% owned joint venture property sold on April 19, 2002, Americana Apartments sold on April 24, 2002, Jennings Commons, a 50-unit Affordable Housing Property sold on July 29, 2002, Bolton Estates, a 196-unit property sold on November 25, 2002 and the project located in Boynton Beach, Florida, which included land and a marina that was operational, are included in discontinued operations (See Note 2 for further information). Additionally, during 2002, the Company reviewed the intangible asset for impairment and recorded a write-down of $312,000 (see Note 5 for further information).

In April 2002, the FASB issued SFAS No. 145 "Rescission of FAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement amends SFAS No. 13, "Accounting for Leases." This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. This statement will be effective for the Company's fiscal year ending December 31, 2003. With the rescission of SFAS No. 4, effective January 1, 2003, the Company will no longer record gains or losses from the early extinguishment of debt as extraordinary items but will record them as a component of the Company's continuing operations. Upon adoption, the Company will reclassify previously reported items to present them on the same basis. The Company currently believes that the impact of adopting the provisions of this Statement on the Company's financial position, results of operations and cash flows will not be material to the Company.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between Statement 146 and Issue 94-3 relates to Statement No. 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. In Statement No. 146, the FASB concluded that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Statement No. 146 therefore requires that a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company currently believes that the impact of adopting the provisions of this Statement on the Company's financial position, results of operations and cash flows will not be material to the Company.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaking in issuing the guarantee. The disclosure requirements of this Interpretation are effective for financial statements of periods ending after December 15, 2002. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company currently believes that the impact of adopting the provisions of this Statement on the Company's financial position, results of operations and cash flows will not be material to the Company.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure — an amendment of FAS 123". This Statement amends FASB No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ending after December 15, 2002. The Company is currently assessing, but has not yet determined, the impact of SFAS No. 148 on its financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." This Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. This Interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Interpretation also requires disclosures about variable interest entities that the company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of this Interpretation apply immediately to variable interest entities created after January 31, 2003 and in the first fiscal year or interim period beginning after June 15, 2003 to existing variable interest entities. The Company is in the process of evaluating all of its joint venture relationships in order to determine whether the entities are variable interest entities and whether the Company is considered to be the primary beneficiary or whether it holds a significant variable interest. The Company has several joint venture arrangements where it is possible that they will be determined to be variable interest entities where the Company is considered to be a primary beneficiary or holds a significant variable interest. It is possible that the Company will be required to consolidate certain of these entities where the Company is the primary beneficiary or may make additional disclosures related to its involvement with the entity. All of these joint ventures are included in the summarized financial information in Note 9.

Reclassifications

Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 presentation.

2. DEVELOPMENT, ACQUISITION AND DISPOSITION ACTIVITY

Development Activity

Construction in progress, including the cost of land for the development of multifamily properties, was $5.9 million and $10.3 million at December 31, 2002 and 2001, respectively. The Company capitalizes interest costs on funds used in construction, real estate taxes and insurance from the commencement of development activity through the time the property is ready for leasing. Capitalized interest, real estate taxes and insurance aggregated approximately $1.0 million, $1.4 million and $1.1 million during the years ended December 31, 2002, 2001 and 2000, respectively. For the year ended December 31, 2002, two joint venture partnerships in which the Company is a 49.0% partner, completed the construction and commenced leasing the final 112 units of the scheduled 252 units at

Berkley Manor (140 units were completed during 2001) and the final 455 units of the scheduled 535 units for Idlewylde-Phase II (80 units were completed during 2001). Physical occupancy on December 31, 2002, was 79.0% at Berkley Manor and 49.0% at Idlewylde-Phase II. In connection with the construction of Idlewylde-Phase II, the partnership obtained a construction loan for $30.0 million. This loan matures December 10, 2003, but has two one-year options to extend. As part of the loan agreement, the Company was required to guarantee the loan and any construction cost overruns. As guarantor, the Company has agreed to perform all obligations under the loan agreement that the partnership is unable to perform including, but not limited to, the payments of all amounts that may be due during the term of the loan. At December 31, 2002, the joint venture had real estate assets of $36.0 million and a mortgage payable of $24.0 million.

On May 8, 2002, the Company entered into a joint venture agreement to develop a 288-unit multifamily apartment community located in Orlando, Florida. The Company contributed the land of $1.3 million in exchange for a 24.0% interest in this joint venture. The Company had purchased this land in June 2001 for $2.1 million. The difference between the original purchase price and the partnership interest received of approximately $800,000 was paid to the Company in cash. In connection with the construction of this property, the Company has guaranteed the repayment of the $15.8 million construction loan.

Acquisition Activity

On April 19, 2002, the Company and its joint venture partners completed the exchange of five Market Rate properties located in Northeast Ohio. Under the terms of the agreement, the Company became the 100% fee owner of three of the properties, the Americana Apartments (738 units) which was subsequently sold (see Dispositions below), College Towers (458 units) and the Watergate Apartments (949 units). The Company relinquished its 66.67% ownership interest in Gates Mills III (320 units) and its 33.34% ownership interest in Gates Mills Towers (757 units). There was no gain or loss recorded in connection with this transaction as the exchange was not the culmination of the earning process. See Note 9 for further information concerning this transaction. Prior to the exchange, financial results for Gates Mills III were consolidated. As a result, the operating results for Gates Mills III, included in "Income from discontinued operations", totaled $(3,000), $45,000 and $393,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Disposition Activity

On January 18, 2002, the Company completed the sale of Muirwood Village at London, a property located in Central Ohio. The property was sold for $4.0 million and the Company recorded a gain of $255,000.

In addition, during 2002, the Company sold the following four properties: Americana Apartments, Bolton Estates, Boynton Beach and Jennings Commons. The income from operations and the gain or loss from the sales of these properties are included in "Income from discontinued operations". Additionally, the income from operations for Gates Mills III, one of the properties relinquished in the joint venture exchange, is also included in "Income from discontinued operations", as stated above. It should be noted that included in the gain on disposition of properties, net, was a loss of $632,000 on the sale of the Boynton Beach property. This property was purchased in November 2000 as a 6.9-acre parcel of land for $5.2 million. The Company was developing this property as a multi-use property to include apartments, commercial building and a marina. The Company had recorded $3.4 million of costs in developing the property and had completed and was operating the marina. The Company's internal analysis indicated that the land and marina were not impaired based upon the Company's plan to continue the development of the property on its own or with a partner and retain it as an asset held for investment. In November 2002, the Company received an unsolicited offer to purchase the property for $8.0 million. The Company accepted the offer and completed the sale on December 31, 2002, resulting in the above reported loss. Interest expense included in "Income from discontinued operations" is limited to interest on debt that is to be assumed by the buyer or that is required to be repaid as a result of the sale of an asset included in discontinued operations. No allocation of interest expense to discontinued operations has been made for corporate debt that is not directly attributable to, or related to, other operations of the Company. The following chart summarizes the "Income from discontinued operations" for years December 31, 2002, 2001 and 2000, respectively.

	2002	2001	2000
		(In thousands)	
Total property revenues	$ 1,908	$ 3,592	$ 3,807
Total revenues	1,908	3,592	3,807
Property operating and maintenance expense	(1,253)	(1,964)	(1,908)
Real estate asset depreciation and amortization	(351)	(524)	(483)
Interest expense	(471)	(865)	(882)
Total expenses	(2,075)	(3,353)	(3,273)
Operating (loss) income	(167)	239	534
Gain on disposition of properties, net	9,660	—	—
Income from discontinued operations	$ 9,493	$ 239	$ 534

During 2001, the Company sold seven operating properties for net cash proceeds of $11.8 million and $25.3 million of mortgage indebtedness was assumed by the buyers. An aggregate gain of $7.0 million was recorded.

During 2000, the Company sold six operating properties for net cash proceeds of $16.5 million with the buyer assuming $7.1 million of debt on one property. These six sales resulted in a gain of $8.5 million. Additionally, the Company recorded a loss of $990,000 in connection with the contribution of a land parcel. The Company purchased the land at a price of $2,500,000 with the intention of developing the land. The Company had begun development and had incurred approximately $642,000 of pre-development costs that were capitalized. The Company's internal analysis indicated that the land was not impaired at this point based upon the Company's plan to develop and retain the property as an asset held for use. After development had begun, the Company made a business decision to enter into a partnership with an individual developer in the community in which the land was located. As part of the partnership agreement, the Company was required to contribute the land at an agreed upon value of $2,000,000. Additionally, the Company received credit for only $152,000 of the pre-development work. Although the Company believed that the land and capitalized costs were recoverable on a long term hold basis, the Company's transfer of this property into a joint venture resulted in an assigned value which indicated an impairment and accordingly, the Company recorded an impairment loss of $990,000. The Company retained a 49.0% partnership interest. Since the Company had believed that the land was stated on its books at a cost not in excess of the undiscounted cash flows expected to be received on a held and used basis, and since the value assigned in the partnership agreement was under negotiations until execution of the agreement, the Company did not believe that the land was impaired until an agreement was reached with the joint venture partner. The Company pursued the development of this project on its own as well as developing the project with a partner, therefore, the Company did not believe that an impairment existed prior to the culmination of the transaction.

3. PROPERTIES HELD FOR SALE

The Company generally classifies properties as "Properties held for sale" when all significant contingencies surrounding the closing have been resolved. In most transactions, these contingencies are not satisfied until the actual closing of the transaction and, accordingly, the property is not identified as held for sale until the closing actually occurs. At December 31, 2002, no properties were classified in the Consolidated Balance Sheets as "Properties held for sale". At December 31, 2001, the Company had contracts to sell one Market Rate Property and one Affordable Housing Property, which were presented in the Consolidated Balance Sheets as "Properties held for sale". The Market Rate Property was subsequently sold on January 18, 2002 (see Note 2 for further information). The contract on the Affordable Housing Property has been canceled and the property has been reclassified to "Real estate assets" as it is no longer considered "Property held for sale". In accordance with FAS 144, the Company returned this property to held for use at the carrying value which was substantially lower than the fair value at the time the contract was canceled and, accordingly, recorded the previously unrecognized depreciation of approximately $46,000.

4. RESTRICTED CASH

Restricted cash, some of which is required by HUD for certain government subsidized properties and others, which are required by the lenders, includes residents' security deposits, reserve funds for replacements and other escrows held for the future payment of real estate taxes and insurance. The reserve funds for replacements are intended to provide cash to defray future costs that may be incurred to maintain the associated property. In addition, certain escrows are maintained in connection with mortgage servicing operations.

Restricted cash is comprised of the following:

	2002	2001
	(In thousands)	
Resident security deposits	$ 1,449	$ 1,746
Investor's escrow	276	382
Escrow and reserve funds for replacements required by mortgages	11,601	20,109
	$13,326	$22,237

Restricted resident security deposits are held in separate bank accounts in the name of the properties for which the funds are being held. Investor's escrow represent funds held by the Company primarily for the payment of operating expenses associated with properties managed by the Company on behalf of its pension fund clients. These funds are held in short term investments. Certain reserve funds for replacements are invested in a combination of money market funds, U.S. treasury bills with maturities less than 18 months, and collateralized mortgage obligations issued by the Federal Home Loan Mortgage Company ("FHLMC") maturing in 2023.

Debt securities owned with a maturity at date of purchase of greater than 18 months are classified as "held to maturity" and securities with a maturity at date of purchase less than 18 months are classified as "available for sale". Securities classified as held to maturity are measured at amortized cost. Securities classified as available for sale are measured at fair value. Adjustments to fair value of the securities available for sale, in the form of unrealized holding gains and losses, are excluded from earnings and reported net of tax, where applicable, as a separate component of comprehensive income. At December 31, 2002 and 2001, held to maturity securities included: treasury bills with a cost of $68,000 and $155,000 and a fair value of $70,000 and $158,000, respectively.

5. INTANGIBLE AND OTHER ASSETS

Intangible assets, deferred charges and prepaid expenses consist of the following:

	2002	2001
	(In thousands)	
Intangible Asset	$ 5,405	$ 5,405
Deferred financing and leasing costs	12,706	13,692
Less: Accumulated amortization	(11,449)	(10,227)
	6,662	8,870
Prepaid expenses	5,689	4,284
Other assets	1,777	662
	$ 14,128	$ 13,816

Amortization expense for deferred finance and leasing costs was $1.2 million, $1.3 million and $1.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In June 1998, the Company merged with MIG Realty Advisors, Inc. and as a result, recorded goodwill and an intangible asset subject to amortization. The intangible asset, which is the only intangible asset currently recorded on the Company's books, represents asset advisory and property management contracts. The asset advisory and property management contracts are attributed to properties owned by pension fund clients and are generally terminable upon 30 days notice. The intangible asset and goodwill have been allocated fully to the Management and Service Operations Segment. Effective October 1, 2002, the advisory and management responsibilities for 11 properties owned by one of the Company's clients were transferred by the client to another advisor. In connection with this transfer, the Company wrote off the related asset and management portion of the intangible asset in the amount of $312,000 which represented the remaining unamortized value of the asset and management portion associated with this client. This write off is included in the "Depreciation and amortization" expense on the Company's Consolidated Statements of Income.

Information on the intangible asset is as follows:

	Intangible Subject to Amortization	Deferred Tax Liability	Net Intangible Asset Subject to Amortization
		(In thousands)	
Intangible Asset Subject to Amortization:			
Gross carrying amount	$ 5,405	$(625)	$ 4,780
Less: Accumulated amortization	(4,511)	456	(4,055)
Less: Impairment write-down	(312)	—	(312)
Balance as of December 31, 2002	$ 582	$(169)	$ 413
Estimated Amortization Expense:			
For year ended December 31, 2003	$ 388	$(100)	$ 288
For year ended December 31, 2004	$ 194	$ (69)	$ 125

Goodwill

The carrying amount of goodwill at December 31, 2002 was $1.7 million. In connection with the loss of advisory and management responsibilities for 11 properties, as described above, the Company reviewed its recorded amount of Goodwill for impairment. The Company used the discounted value of expected future cash flows to determine the fair value of the Goodwill. Based on its analysis, the Company determined that the Goodwill was not impaired. Therefore, there were no changes to the carrying amount of Goodwill during the year ended December 31, 2002.

Adoption of FAS 142

The following table presents what reported net (loss) income and earnings per share amounts would have been in all periods presented exclusive of amortization expense recognized in those periods related to Goodwill that is no longer being amortized.

	For the year ended December 31,		
	2002	2001	2000
	(In thousands except per share data)		
Net (loss) income applicable to common shares	$(4,006)	$ (577)	$ (542)
Add back goodwill amortization	—	306	456
Adjusted net (loss) income applicable to common shares	$(4,006)	$ (271)	$ (86)
Basic Earnings Per Share:			
Net (loss) income applicable to common shares	$ (.21)	$ (.03)	$ (.03)
Goodwill amortization	—	.02	.02
Adjusted net (loss) income applicable to common shares	$ (.21)	$ (.01)	$ (.01)
Diluted Earnings Per Share:			
Net (loss) income applicable to common shares	$ (.21)	$ (.03)	$ (.03)
Goodwill amortization	—	.02	.02
Adjusted net (loss) income applicable to common shares	$ (.21)	$ (.01)	$ (.01)
Basic weighted average shares outstanding	19,343	19,415	19,733
Diluted weighted average shares outstanding	19,343	19,415	19,733

6. GENERAL AND ADMINISTRATIVE EXPENSES

During the year ended December 31, 2002, the Company recorded as general and administrative expense $686,000 in connection with the restructuring of the advisory business, including personnel severance costs and the consolidation of the accounting and reporting functions of 18 management personnel and other support personnel. As of December 31, 2002, this entire amount has been paid.

7. EXTRAORDINARY ITEMS AND OTHER CHARGES

The extraordinary item of $76,000 in 2002 represents a write-off of deferred costs related to the early extinguishment of a mortgage. The extraordinary item of $179,000 in 2001 represents a write off of deferred finance costs related to the refinancing, prior to maturity, of a mortgage loan. There were no extraordinary items in 2000.

8. DEBT

The Company's borrowings are represented by both secured and unsecured debt. Secured debt consists of the following:

	2002	2001
	(In thousands)	
Conventional mortgage debt, maturing at various dates to 2012	$532,807	$537,781
Lines of credit, maturing 2003	—	3,500
Federally insured mortgage debt, maturing at various dates to 2022	7,586	10,683
	$540,393	$551,964

Real estate assets pledged as collateral for all mortgage debt had a net book value of $621.8 million and $706.6 million at December 31, 2002 and 2001, respectively.

Conventional Mortgage Debt

On February 1, 2002, the Company completed the refinancing of $10.9 million of maturing debt. The new loan requires monthly principal and interest payments through the maturity date of January 1, 2005. The interest rate is equal to the prime rate or under certain conditions at a rate of LIBOR plus 2.0%. The Company is currently paying interest at a rate of LIBOR plus 2.0% (3.40% at December 31, 2002).

In 2000, the Company obtained a $14.0 million first mortgage loan encumbering a property owned by a subsidiary. The loan provided for disbursement in two installments. The first installment of $9.8 million was disbursed in September 2000. The balance of $4.2 million was disbursed in March 2001. The loan requires monthly interest-only payments at the rate of 7.76% through October 15, 2002 when payments of principal and interest are required through the maturity date of October 15, 2005.

Conventional mortgages payable are comprised of 53 loans at December 31, 2002 and 56 loans at December 31, 2001, each of which is collateralized by the respective real estate and resident leases. These nonrecourse, project specific loans accrue interest at a fixed rate. Mortgages payable are generally due in monthly installments of principal and/or interest and mature at various dates through June 2012. The weighted average interest rate of the conventional fixed rate mortgages was 7.56%, and 7.77% at December 31, 2002 and 2001, respectively.

Federally Insured Mortgage Debt

On June 27, 2002, the Company prepaid a $2.7 million HUD insured mortgage. The Company incurred a prepayment penalty and wrote off unamortized costs totaling $76,000 in connection with this prepayment. The $76,000 is shown as "Extraordinary item — early extinguishment of debt" in the Company's financial statements.

Federally insured mortgage debt, which encumbered three of the properties at December 31, 2002 and four of the properties at December 31, 2001, is insured by HUD pursuant to one of the mortgage insurance programs administered under the National Housing Act of 1934. These government-insured loans are nonrecourse to the Company. Payments of principal, interest and HUD mortgage insurance premiums are made in equal monthly installments and mature at various dates through March 1, 2022. At December 31, 2002, two of the three federally insured mortgages have a fixed rate and the remaining mortgage ($1.6 million) has a variable rate. Interest rates on the HUD-insured indebtedness range from 3.76% to 7.50%. The weighted average interest rate of the federally insured mortgages was 6.50% and 6.62% at December 31, 2002 and 2001, respectively.

Under certain of the mortgage agreements, the Company is required to make escrow deposits for taxes, insurance and replacement of project assets. The variable rate mortgage is also secured by a letter of credit which is renewed annually.

Medium-Term Notes Program

The Company had a Medium-Term Note (the "MTN") outstanding having an aggregate balance of $105,000 at December 31, 2002 and December 31, 2001. The MTN has a balance of $105,000, bears interest at 6.88% and matures in December 2004.

The Company's current MTN Program provides for the issuance, from time to time, of MTN's due nine months or more from the date of issue and may be subject to redemption at the option of the Company or repayment at the option of the holder prior to the stated maturity date. These MTN's may bear interest at fixed rates or at floating rates and can be issued in minimum denominations of $1,000. At December 31, 2002, there was $62.5 million of additional MTN borrowings available under the program.

Lines of Credit

The Company currently has two lines of credit. The first line of credit is a $20.0 million line secured by one of the Company's properties. Borrowings under this line are currently restricted up to an amount of $12.6 million. Borrowings under this line of credit bear interest at a rate of LIBOR plus 1.5% or approximately 2.88% at December 31, 2002. There were no borrowings outstanding under this line of credit at December 31, 2002 and $3.5 million outstanding under this line at December 31, 2001.

The second line of credit is secured by two of the Company's properties. On April 19, 2002, the Company entered into an Amended and Restated Line of Credit Agreement, which extended the maturity of this line of credit from December 31, 2002 to December 31, 2003 and increased the maximum amount of such facility from $12.0 million to $14.0 million. This credit facility may also be utilized for derivative and letter of credit transactions; however, these transactions reduce the amount of borrowings otherwise available under the line of credit. As of December 31, 2002, letters of credit totaling $4.2 million (see Note 12 for further information) and a $1.6 million credit risk sublimit relative to derivative transactions limit the amount available under this line of credit to $8.2 million. Borrowings under this line of credit bear interest at either the prime rate or LIBOR plus 2.0% or approximately 3.40% at December 31, 2002 at the Borrower's option. There were no borrowings outstanding under this line at December 31, 2002 or at December 31, 2001.

As of December 31, 2002, the scheduled principal payments of secured and unsecured indebtedness for each of the next five years and thereafter, are as follows (in thousands):

2003	$ 6,181
2004	24,483
2005	32,302
2006	7,553
2007	83,747
Thereafter	386,232
	$540,498

Cash paid for interest was $40.1 million, $41.8 million and $43.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

9. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

At December 31, 2002, the Company's interests in the joint venture partnerships were as follows:

	Ownership
Highland House	50.00%
Lakeshore Village	50.00%
Idlewylde-Phase I	49.00%
Idlewylde-Phase II	49.00%
Berkley Manor	49.00%
Courtney Chase	24.00%

The following tables represent summarized financial information at 100% for all joint ventures in which the Company has been an investor during the years presented.

Balance sheet data	2002	2001
	(In thousands)	
Real estate, net	$91,046	$86,944
Other assets	2,077	4,357
	$93,123	$91,301
Amounts payable to the Company	$ 112	$ 256
Mortgages payable	68,852	95,811
Other liabilities	3,238	4,739
Equity/(accumulated deficit)	20,921	(9,505)
	$93,123	$91,301

Operating data	2002	2001	2000
		(In thousands)	
Rental revenues	$11,195	$20,157	$20,067
Other revenues	405	726	467
Operating and maintenance expenses	(8,310)	(14,528)	(13,347)
Depreciation and amortization	(3,150)	(2,554)	(2,196)
Interest expense	(3,616)	(4,844)	(5,708)
Net (loss) income	$ (3,476)	$ (1,043)	$ (717)
Equity in net (loss) income of joint ventures	$ (1,627)	$ (328)	$ (164)

The Company's net contributions were $1.2 million, $4.9 million and $3.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. Revenues from property management fees charged to joint ventures aggregated $461,000, $896,000 and $891,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The corresponding expenses are included in the operating and maintenance expenses of the joint ventures, as set forth above.

The Company capitalizes interest costs in accordance with SFAS No. 58 "Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for by the Equity Method" related to its investment in certain joint venture properties during their construction period. The amount of capitalized interest was approximately $1.3 million and $790,000 at December 31, 2002 and December 31, 2001, respectively. This excess of the Company's investment over its equity in the underlying net assets of the joint ventures is included in "Investment in joint ventures, net," in the Company's Consolidated Balance Sheets, and will primarily be amortized as a reduction to earnings on a straight-line basis over the lives of the related assets.

Lakeshore Village is governed by regulations pursuant to the property's HUD rent subsidy and mortgage insurance programs, which contain provisions governing certain aspects of the operations of the property (See Note 12). Rent subsidies of $732,000, $744,000 and $730,000 for the years ended December 31, 2002, 2001 and 2000, respectively, were received by the property.

Joint Venture Swap

On April 19, 2002, the Company and its joint venture partners completed the exchange of five Market Rate properties located in Northeast Ohio. Under the terms of the agreement, the Company became the 100% fee owner of three of the properties, the Americana Apartments (738 units) which was subsequently sold, College Towers (458 units) and the Watergate Apartments (949 units). The Company relinquished its 66.67% ownership interest in Gates Mills III (320 units) and its 33.33% ownership interest in Gates Mills Towers (757 units). This exchange was recorded on the Company's books as a non-monetary transaction in accordance with APB 29 "Accounting for Non-monetary Transactions". The assets exchanged were considered similar productive assets and there was no gain or loss recorded in connection with this transaction as the exchange was not the culmination of the earning process. The historical costs were allocated to the properties based on relative fair value.

The following table reconciles the net asset value of the five properties involved in the exchange to the net asset value of the three properties of which the Company became the 100% owner after the exchange:

	Americana Apartments	College Towers	Watergate Apartments	Gates Mills III	Gates Mills Tower	Totals
				(In thousands)		
Before the Exchange						
Investments in joint ventures, net	$ 1,229	$ 513	$ (5,690)	$ 254	$(3,867)	$ (7,561)
Real estate assets, net	—	—	—	2,027	—	2,027
Other assets	—	—	—	7,791	—	7,791
Mortgage payable	—	—	—	(13,878)	—	(13,878)
Other liabilities	—	—	—	(300)	—	(300)
Total net assets before exchange	$ 1,229	$ 513	$ (5,690)	$ (4,106)	$(3,867)	$(11,921)
After the Exchange						
Real estate assets, net	$ 10,357	$ —	$ 7,516	$ —	$ —	$ 17,873
Other assets	633	52	238	—	—	923
Mortgage payable	(11,570)	—	(17,200)	—	—	(28,770)
Other liabilities	(637)	(385)	(925)	—	—	(1,947)
Total net assets after exchange	$ (1,217)	$(333)	$(10,371)	$ —	$ —	$(11,921)

10. TRANSACTIONS WITH AFFILIATES AND JOINT VENTURES

Management and Other Services

The Company provides management and other services to (and is reimbursed for certain expenses incurred on behalf of) certain non-owned properties in which the Company's Chief Executive Officer and/or other related parties have varying ownership interests. The entities which own these properties, as well as other related parties, are referred to as "affiliates". The Company also provides similar services to joint venture properties.

Summarized affiliate and joint venture transaction activity was as follows:

	2002	2001	2000
		(In thousands)	
Property management fee and other miscellaneous service revenues			
– affiliates	$1,586	$1,628	$1,860
– joint ventures	472	947	965
Painting service revenues			
– affiliates	509	569	303
– joint ventures	285	1,005	264
Expenses incurred on behalf of and reimbursed by (1)			
– affiliates	3,793	4,040	4,208
– joint ventures	1,408	3,161	3,010
Interest income			
– affiliates	119	199	264
Interest expense			
– affiliates	(60)	(123)	(176)
– joint ventures	(7)	(24)	(27)

(1) Primarily payroll and employee benefits, reimbursed at cost.

Property management fees and notes and other miscellaneous receivables due from affiliates and joint venture properties aggregated $2.2 million and $2.5 million at December 31, 2002 and 2001, respectively. Other miscellaneous payables due to affiliates and joint venture properties aggregated $0 and $109,000 at December 31, 2002 and 2001, respectively.

Advances to Affiliates and Joint Ventures

In the normal course of business, the Company has advanced funds on behalf of, or holds funds for the benefit of, affiliates and joint ventures. Funds advanced to affiliates and joint ventures aggregated $63,000 and $420,000 at December 31, 2002, respectively, and $44,000 and $296,000 at December 31, 2001, respectively, and represents funds not yet repaid to the Company. The Company held funds for the benefit of affiliates and joint ventures in the aggregate amount of $3.3 million and $362,000 at December 31, 2002, respectively, and $3.8 million and $1.5 million at December 31, 2001.

Service Companies

On October 25, 2001, the Company purchased certain common stock interests in Service Companies that were owned by the Company's Chief Executive Officer for an aggregate purchase price of $64,000, which represented the estimated value at the date of purchase. At December 31, 2002, the Company owns 100% of these Service Companies.

Notes Receivable

At December 31, 2002 and December 31, 2001, two notes of equal amounts were receivable from the Company's Chief Executive Officer aggregating $3.4 million (included in "Accounts and notes receivables-affiliates and joint ventures"). One of the notes is partially secured by 150,000 of the Company's common shares; the other note is unsecured. For the years ended December 31, 2002 and 2001, the interest rates charged on these notes were approximately 3.5% and 5.8%, respectively. The Company recognized interest income of $119,000, $199,000 and $263,000 for the years ended December 31, 2002, 2001 and 2000, respectively, relating to these notes. On February 27, 2002, the Company's Board of Directors extended the maturity date for these two notes from May 1, 2002 to May 1, 2005.

Professional Services Agreement

Effective July 1, 2002, the Company entered into a professional services agreement with Gelber & Associates Corporation ("Gelber") in which a brother-in-law of the Company's Chief Executive Officer is a principal. Under the agreement, Gelber will consult with the Company on the purchase of natural gas. Gelber will receive a service fee of $3,000 plus 30.0% of any savings, as defined in the agreement, realized by the Company. The Company has paid Gelber $28,000 as of December 31, 2002.

11. NOTEHOLDER INTEREST

The Company acquired a Noteholder Interest in connection with its IPO in 1993 in which one of the principals of the Company has a general partnership interest. The Note was placed on the Company's books at a value of zero. Therefore, the Company has not recorded any interest income as the noteholder. Additionally, should the Company foreclose on the Note, there would be no effect on the Company's books as the Note has a zero value. The Company is effectively entitled to all cash flow from the property by virtue of its Noteholder Interest. The Company placed the property on its books as a result of having full economical benefit and control of the property operations. Summarized financial information for this property is as follows:

	2002	2001
	(In thousands)	
Real estate, net	$ 1,708	$ 1,678
Other assets	242	382
	$ 1,950	$ 2,060
Mortgage notes payable	$ 3,076	$ 3,540
Other liabilities	955	771
Accumulated deficit	(2,081)	(2,251)
	$ 1,950	$ 2,060

	2002	2001	2000
		(In thousands)	
Rental and other revenue	$ 2,382	$ 2,112	$ 2,141
Property operating and maintenance expenses	(1,722)	(1,556)	(1,425)
Depreciation and amortization	(234)	(287)	(254)
Interest expense	(257)	(273)	(289)
Net income (loss)	$ 169	$ (4)	$ 173

12. COMMITMENTS AND CONTINGENCIES

Leases

The Company owns one property which derives part of its rental revenues from commercial tenants with noncancellable operating leases. Future minimum lease payments to be received, assuming no new or renegotiated leases, or option extensions, for each of the next five years and thereafter, are as follows (in thousands):

2003	$1,027
2004	962
2005	513
2006	241
2007	109
Thereafter	79
	$2,931

The Company leases certain equipment under capital leases. Such equipment is included in property, plant and equipment with a cost of $350,000 and accumulated depreciation of $257,000 at December 31, 2002. The Company also leases certain equipment and facilities under operating leases. Future minimum lease payments under all capital and noncancellable operating leases in which the Company is the lessee, principally for ground leases for each of the next five years and thereafter, are as follows (in thousands):

	Capital	Operating
2003	$22	$ 235
2004	22	225
2005	21	187
2006	9	101
2007	—	101
Thereafter	—	3,791
	74	$4,640
Less interest	(13)	
	$61	

The ground lease agreements contain provisions which, upon expiration of the lease, require reversion of the land and building to the lessor. Such provisions exist for nine properties included in the financial statements and expire at various dates from 2021 to 2086. Total revenues derived from such properties were $10.1 million, $10.3 million and $10.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. Furthermore, at the end of the term of the lease, any remaining replacement reserves revert to the lessor. Management believes that the replacement reserves will be utilized for their intended purpose prior to the end of the lease term. Such cash reserves included in restricted cash were $615,000 and $717,000 at December 31, 2002 and 2001, respectively. With respect to such leases, the Company incurred ground rent expense of $101,000 for each of the years ended December 31, 2002, 2001 and 2000.

The Company owns one property which is subject to a warranty deed reversion provision. This provision requires that the land and real estate assets revert to the deed holder at expiration, which is September 2037. At December 31, 2002 and 2001, the net book value of this property was $1.2 million and $1.3 million, respectively. The property generated revenues and net income of $943,000 and $378,000 for 2002, $958,000 and $449,000 for 2001 and $950,000 and $435,000 for 2000.

Gas Supply Contract

In 2002, the Company entered into a contract to purchase gas at 34 properties, which are either owned or managed, in Northeast Ohio. The contract term is twelve months commencing July 1, 2002, and provides for the delivery of specified quantities of gas by month. The quantities are based upon historical usage. The Company can fix the price of the gas at any time for any period in advance of delivery. Regardless of whether the price is fixed in advance or whether it is determined in the month of delivery, the price will be determined based on the market rates (NYMEX) of gas, plus a margin. Should the Company not be able to use the amounts of gas specified in the contract, the counterparty to the contract could attempt to sell the unused gas. If such efforts were unsuccessful, the Company would be required to pay for the unused gas. The commitment for the specified minimum quantities to be purchased is considered to be a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. However, this derivative qualifies as a normal purchase and sale under SFAS No. 133 as it was probable at inception and it is expected throughout the term of the contract that the contract will result in physical delivery. Therefore, this contract has not been recognized at fair value in the accompanying financial statements.

Guarantees

In connection with the refinancing of the Watergate Apartments, a 949 unit multifamily community located in Euclid, Ohio, the Company has guaranteed completion of certain improvements totaling approximately $7.0 million. This obligation is secured by a $3.5 million letter of credit. Furthermore, the Company has guaranteed construction cost overruns and the payment of a $30.0 million construction loan in connection with the Idlewylde Apartments Phase II, a 535 unit multifamily community located in Atlanta, Georgia which is being developed by the Company and its pension fund joint venture partner. This loan matures December 10, 2003, but has two one-year options to extend that are conditional upon the satisfaction of various conditions and requirements. The Company has recorded no liability in relation to this guarantee at December 31, 2002. The Company has also guaranteed the payment of the $15.8 million construction loan in connection with the development of Courtney Chase Apartments, a 288-unit multifamily community located in Orlando, Florida, which is being developed by the Company and its pension fund joint venture partner. This loan matures June 1, 2005, with an option to extend the maturity for two additional years conditional upon the satisfaction of various conditions and requirements. The Company has recorded no liability in relation to this guarantee at December 31, 2002. The Company also has guaranty obligations under a $220,000 letter of credit for purposes of guaranteeing certain equity contributions required by the construction lender in connection with Berkley Manor, a 252 unit multifamily community located in Cranberry Township, Pennsylvania, which is being developed by the Company and its joint venture partner. The Company has recorded no liability in relation to this guarantee at December 31, 2002.

Affordable Housing

Certain of the Company's Affordable Housing Properties are governed by rent subsidies and/or mortgage insurance program regulations, which contain provisions governing certain aspects of the operations of these properties. Among other matters, such provisions may include a requirement to maintain a reserve fund for replacements, the renting of properties to qualifying residents, and the requirement to make distributions in accordance with certain regulations. Certain approvals may be required to encumber properties having rental subsidies.

The rent subsidy program provides that HUD will make monthly housing assistance payments to a Company subsidiary on behalf of persons who reside in approved properties and who meet the eligibility criteria. The amount of the total monthly rental and the subsidy is determined at least annually by HUD. This arrangement is evidenced by a contract between HUD and the applicable Company subsidiary. Such contracts have scheduled expiration dates between June 2003 and November 2019. HUD may abate subsidy payments if the applicable Company subsidiary defaults on any obligations under such contracts and fails to cure each default after receiving notice thereof. Federal rent subsidies recognized in income were $6.6 million, $6.8 million and $6.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. As discussed in Note 8, certain obligations are insured by federal mortgage insurance programs.

Pending Litigation

On August 10, 2001, Fluor Daniel, Inc. ("FDI") filed a Demand For Arbitration with the American Arbitration Association ("AAA") arising out of construction services provided by FDI to MIG/Orlando Development, LTD ("MOD"), an affiliate of the Company, pursuant to a construction contract between FDI and MOD for the construction of a 460-unit apartment community located in Orlando, Florida. FDI claims that it suffered damages of $1.6 million in performing the work because of the owner's breach of the construction contract. Both MOD and the Company were named as party defendants in this litigation; however, during 2002, the Company was dismissed as a party to this litigation. MOD filed a counterclaim with the AAA against FDI seeking liquidated damages of $1.9 million arising out of FDI's failure to complete the project in a timely manner as required by the terms of the construction contract. MOD acquired this project in 1998 as part of the Company's acquisition of MIG Realty Advisors from a group that included persons who were officers and directors of the Company, which group could have a material interest adverse to the Company because of indemnification obligations owing to the Company in connection with this litigation. The arbitration proceedings in this matter have been temporarily stayed pending a renewed mediation effort. Should such mediation efforts fail, the Company intends to vigorously defend this claim and pursue its counterclaim, but cannot predict the final outcome of this dispute.

On August 28, 2001, Helene Fien filed a complaint in the Court of Common Pleas, Cuyahoga County, Ohio against the Company, its CEO, Jeffrey I. Friedman, AEC Management Company (a corporation that merged with the Company at the time of the IPO in 1993) and Associated Estates Corporation (a non-affiliated company). The complaint alleges fraud, breach of fiduciary duty and conversion against each of the defendants and a RICO claim against the individual defendant in connection with various minority interests (5% or less) in pre IPO entities allegedly held by Mrs. Fien's deceased husband at the time of his death in 1985. The Complaint demands compensatory damages in the amount of $10.0 million plus punitive damages, attorneys' fees, interests and costs. In December 2002, pursuant to a motion to dismiss filed by the Company and the other defendants, the court dismissed all of the plaintiff's claims except the claim for conversion. The Company believes it has meritorious defenses to the remaining claim and intends to vigorously defend this claim, but cannot predict the final outcome of this dispute.

The Company is also subject to other legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of any such pending matters will not have a material adverse effect on the financial position or results of operations of the Company.

13. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Rents, accounts and notes receivable, accounts payable, accrued expenses and other liabilities are carried at amounts which reasonably approximate corresponding fair values.

Mortgages and notes payable with an aggregate carrying value of $540.5 million and $552.1 million at December 31, 2002 and 2001, respectively, have an estimated aggregate fair value of approximately $642.5 million and $568.1 million, respectively. Estimated fair value is based on interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

The Company may, from time to time, enter into interest rate agreements to manage interest costs and risks associated with changing rates. The Company does not utilize these agreements for trading or speculative purposes. See Note 1 for further information concerning derivative instruments and hedging activities.

Disclosure about the fair value of financial instruments is based on pertinent information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since these dates and current estimates of fair value may differ significantly from the amounts presented herein.

14. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The following summarizes the non-cash investing and financing activities of the Company which are not reflected in the Consolidated Statements of Cash Flows:

	2002	2001	2000
		(In thousands)	
Issuance of common shares in connection with the MIGRA merger including the second and third issuance dates	$ —	$ —	$1,483
Assumption of mortgage debt in connection with the acquisition of properties	—	—	1,545
Dividends declared but not paid	3,310	4,855	—
Contributions of land to joint venture, net of loss on conveyance	1,250	—	6,755
Adjustment for purchase of minority interest	4,500	536	292
Assumption of debt by purchaser of property	4,560	25,316	7,086
Assumption of debt in connection with the joint venture transaction	28,770	—	—
Relinquishment of debt in connection with the joint venture transaction	13,878	—	—

15. COMMON, TREASURY AND PREFERRED SHARES

Treasury Shares

The Company's Board of Directors had authorized the repurchase of up to five million of the Company's common shares to be repurchased by the Company at market prices. At December 31, 2002, 3,522,187 shares had been repurchased at an aggregate cost of approximately $31.9 million. At December 31, 2001, 3,574,358 shares had been repurchased at an aggregate cost of approximately $32.7 million. The decline in Treasury Shares from 2001 to 2002 was due to the reissuance of shares from treasury shares under various share programs of the Company (See Note 17). The repurchases were funded primarily from operating cash flows, refinancing proceeds and proceeds received from the sale of operating properties. The Board's previous authorization to repurchase common shares has expired during 2002 and no authorization is currently in effect.

Preferred Shares

At December 31, 2002, 225,000 Depositary Shares were outstanding, each representing 1/10 of a share of the Company's 9.75% Class A Cumulative Redeemable Preferred Shares. Dividends on the preferred shares are cumulative from the date of issue and are payable quarterly. Except in certain circumstances relating to the preservation of the Company's status as a REIT, the preferred shares were not redeemable prior to July 25, 2000. On and after July 25, 2000, the preferred shares are redeemable for cash at the option of the Company.

The Company is authorized to issue 3,000,000 Class B Cumulative Preferred Shares, without par value, and 3,000,000 Noncumulative Preferred Shares, without par value. There are no Class B Cumulative or Noncumulative Preferred Shares issued or outstanding at December 31, 2002 or 2001.

Shareholder Rights Plan

In January 1999, the Company adopted a Shareholder Rights Plan. To implement the Plan, the Board of Directors declared a distribution of one Right for each of the Company's outstanding common shares. Each Right entitles the holder to purchase from the Company 1/1,000th of a Class B Series I Cumulative Preferred Share (a "Preferred Share") at a purchase price of $40 per Right, subject to adjustment. One one-thousandth of a Preferred Share is intended to be approximately the economic equivalent of one common share. The Rights will expire on January 6, 2009, unless redeemed by the Company as described below.

The Rights are not currently exercisable and trade with the Company's common shares. The Rights will become exercisable if a person or group becomes the beneficial owner of, or announces an offer to acquire 15.0% or more of the Company's then outstanding common shares.

If a person or group acquires 15.0% or more of the Company's outstanding common shares, then each Right now owned by the acquiring person or its affiliates will entitle its holder to purchase, at the Right's then-current exercise price, fractional preferred shares that are approximately the economic equivalent of common shares (or, in certain circumstances, common shares, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction with an acquiring person or its affiliates or sells 50.0% or more of its assets or earnings power to an acquiring person or its affiliates, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring Company's common shares having a market value of twice the Right's exercise price. The Board of Directors may redeem the Rights, in whole, but not in part, at a price of $.01 per Right.

The distribution was made on January 29, 1999 to shareholders of record on that date. The initial distribution of Rights was not taxable to shareholders.

16. EARNINGS PER SHARE

Earnings per share ("EPS") has been computed pursuant to the provisions of SFAS No. 128.

There were 2.4 million, 3.2 million and 1.8 million options to purchase common shares outstanding at December 31, 2002, 2001 and 2000, respectively. None of the options were included in the calculation of diluted earnings per share for the years presented as their inclusion would be antidilutive to the net loss available to common shares before discontinued operations and extraordinary income.

The exchange of operating partnership minority interests into common shares was not included in the computation of diluted EPS for certain periods because the Company plans to settle these OP units in cash.

17. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company sponsors a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code, whereby eligible employees may elect to contribute between 1.0% and 15.0% of their gross wages. The Company matches such contributions at a rate of 25.0% up to a maximum participant contribution of 6.0% (maximum employer contribution was 50.0% up to a maximum participant's contribution of 6.0% from February 1, 2001 through April 30, 2002, and 25.0% up to a maximum participant's contribution of 6.0% prior to February 1, 2001). The Company recorded expense in relation to this plan, of approximately $205,000, $271,000 and $118,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Additionally, the Company offers long-term disability and medical, dental and life insurance benefits to employees.

AERC Share Option Plan

The Company provides an incentive and nonqualified stock option plan (the "AERC Share Option Plan") under which 543,093 of the Company's common shares are reserved for awards of share options to eligible key employees. Options may be granted at per share prices not less than fair market value at the date of grant and must be exercisable within ten years thereof. Option awards granted are vested in equal annual increments over no fewer than three years, beginning on the first anniversary of the date of grant.

Equity-Based Incentive Compensation Plan

The Equity-Based Incentive Compensation Plan ("the Omnibus Equity Plan"), an equity-based incentive compensation plan, provides for the grant to participants of options to purchase common shares, awards of common shares subject to restrictions on transfer, awards of common shares issuable in the future upon satisfaction of certain conditions, rights to purchase common shares and other awards based on common shares. The option price with respect to the grant of options to purchase common shares will be determined at the time of the grant but will not be less than 100% of the fair market value of the common shares at the date of the grant or 110% in the case of a participant who, at the date of grant, owns shares with more than 10.0% of the total combined voting power of all classes of stock of the Company. The rights to purchase common shares will enable a participant to purchase common shares (i) at the fair market value of such shares on the date of such grant or (ii) at 85.0% of such fair market value on such date if the grant is made in lieu of cash compensation. Under the terms of the Omnibus Equity Plan, these grants and awards may not aggregate more than 1,400,000 common shares and no participating employee may receive awards with respect to more than 250,000 common shares during any calendar year.

Restricted share grants made from this Plan vest either in equal increments over three years or at the end of nine years from the date of grant. Those shares vesting at the end of a nine-year period have a feature which permits the acceleration of the vesting upon the Company achieving certain financial benchmarks. Option grants made from this Plan to date have been vested either in equal increments over three years or five years beginning on the first anniversary of the date of grant or at the end of nine years. The accelerator described above also applied to the nine-year grants. Cash dividends paid during the period of restriction are recorded as a charge to "Accumulated distributions in excess of accumulated net income".

Options Granted to Outside Directors

The Company has granted options to outside directors on a periodic basis since the initial public offering ("IPO"). The option awards are determined and approved by the board of directors. Option awards granted vest one year from the date of grant.

Year 2001 Equity Incentive Plan

The Company's Year 2001 Equity Incentive Plan (the "EIP") was adopted by the Board on December 8, 2000 and operates substantially the same as the Equity-Based Incentive and Share Option Plans. The EIP, however, allows for participation by directors as well as employees, does not allow for the grant of incentive stock options and the restricted shares or options issued under the EIP consist solely of treasury shares.

SFAS No. 123

A summary of the status of the Company's stock options granted as of December 31, 2002, 2001 and 2000 and the changes during the year ended on these dates is presented below:

	2002		2001		2000	
	Number of Shares of Underlying Options	Weighted Average Exercise Prices	Number of Shares of Underlying Options	Weighted Average Exercise Prices	Number of Shares of Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of year	3,201,042	$12.66	1,782,276	$15.86	1,446,076	$19.03
Granted	42,500	10.19	1,441,000	8.73	586,400	8.31
Exercised	55,669	7.87	2,000	7.19	—	
Canceled	834,099	10.52	20,234	16.11	250,200	16.52
Outstanding at end of year	2,353,774	13.48	3,201,042	12.66	1,782,276	15.86
Exercisable at end of year	1,305,582	17.01	1,043,024	18.35	690,993	21.23
Weighted average fair value of all options granted	$ 0.74		$ 0.56		$ 0.45	

The fair value of each option grant was estimated on the date of grant using the Black-Scholes options pricing model at December 31 using the following assumptions:

	2002	2001	2000
Risk free interest rate or range	3.4%	4.9%	5.5%
Dividend yield or range	10.07%	10.89%	12.41%
Expected life or range	6.61 years	7.57 years	7.48 years
Expected volatility or range	31.72%	26.71%	27.62%

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Exercise Prices	Weighted Average Remaining Contract Life	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$ 7.00 to $ 8.70	1,315,332	$ 8.45	7.1	444,460	$ 8.11
$ 9.00 to $12.50	301,467	11.37	7.0	124,147	11.37
$20.25 to $24.10	736,975	23.32	3.1	736,975	23.32
$ 7.00 to $24.10	2,353,774	$13.48	5.8	1,305,582	$17.01

18. EXECUTIVE COMPENSATION

Executive Deferred Compensation Plan

The Company's Executive Deferred Compensation Plan (the "EDCP") was adopted by the Board of Directors on July 1, 1999. The EDCP was implemented to allow key employees the option of deferring receipt of compensation otherwise payable to them by the Company for their services and to create an opportunity for appreciation of the amount deferred upon appreciation of the Company's Common Shares. Any shares deferred are subject to the terms of the Equity-Based Incentive Compensation Plan.

Prior to January 1 of the EDCP year, any executive officer of the Company may elect to defer all or a portion of their eligible compensation (base salary and bonus) and such amount will be credited to a deferral account maintained on behalf of the executive. Amounts credited to the deferral account are converted to "share units" and represent deferred share awards under the Company's Equity-Based Incentive Compensation Plan. The deferral account is vested at all times. At December 31, 2002 and 2001, there were no deferred amounts.

Executive Compensation and Employment Agreements

The Company has a three-year employment agreement with the Chairman, President and Chief Executive Officer. This agreement, dated January 1, 1996, is automatically extended for an additional year at the end of each year of the agreement, subject to the right of either party to terminate by giving one year's prior written notice. Additionally, the Company has severance arrangements with certain other executive officers.

Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan (the "SERP") was adopted by the Board of Directors on January 1, 1997. This Plan was implemented to provide competitive retirement benefits for executive officers and to act as a retention incentive. This non-qualified, unfunded, defined contribution plan extends to certain named officers of the Company nominated by the Chief Executive Officer and approved by the Executive Compensation Committee of the Board. The SERP provides for the Company to make a contribution to the account of each of the participating officers at the end of each Plan year. The contribution, which is a percentage of eligible earnings (including base salary and payments under the Annual Incentive Plan), is set by the Committee at the beginning of each SERP year. Contributions will not be taxable to the participant (other than social security and federal unemployment taxes) until distribution. The account balances earn interest each year at a rate that approximates the Company's average cost of capital. The Executive Compensation Committee approves the interest rate at the beginning of each year.

	Supplemental Executive Retirement Plan Benefit for the year ending December 31,		
	2002	2001	2000
	(In thousands)		
Balance at beginning of period	$ 755	$576	$444
Service cost	81	144	105
Forfeiture of prior period service cost	(122)	—	—
Interest cost	64	35	27
Balance at end of period	$ 778	$755	$576

Annual Incentive Plan

Annual incentives emphasize pay for performance and serves as a key means of driving current objectives and priorities. Executives are rewarded for increases in the Company's short-term financial performance and achievement of established corporate objectives. In 2002, annual incentive opportunities for both the CEO and COO were 100 percent linked to a Funds From Operations ("FFO") benchmark, as defined. Annual incentive opportunities for the remaining executive officers were linked 50 percent to a FFO benchmark and 50 percent to financial and operational goals established for each individual. If performance under the financial portion of the plan exceeds the benchmark, the participant's award is subject to a multiplier of up to one and one-half times the established award opportunity. Payment of the incentive compensation earned under the Annual Incentive Plan may be made in cash, restricted shares of the Company's common shares or a combination thereof as determined by the Executive Compensation Committee of the Board of Directors. The Company recognized expense, primarily amortization of restricted shares issued in prior years which have not yet vested, of $201,000, $477,000 and $285,000 for the years ended December 31, 2002, 2001 and 2000, respectively. There were no incentives earned for the period ended December 31, 2002.

Long-Term Plan

Participants in the Long-Term Plan, a long-term incentive compensation plan, will earn incentive compensation over a three-year period (the "Plan Period") based on specific levels of FFO per share, as defined, that are established at the outset of the Plan Period. Payment of the incentive compensation earned under the Long-Term Plan may be made in cash, restricted shares of the Company's common shares or a combination thereof as determined by the Executive Compensation Committee of the Board of Directors. At December 31, 2001, the anniversary of the second three-year period, no amounts were earned under this Plan and accordingly, there were no charges reflected on the Consolidated Statements of Income. Additionally, the Company is evaluating the plan components and the setting of benchmarks for a future plan cycle. There were no amounts earned in connection with the Long-Term Plan for the year ended December 31, 2002.

19. SEGMENT REPORTING

The Company has four reportable segments: (1) Acquisition/Disposition Multifamily Properties; (2) Same Store Market Rate ("Market Rate") Multifamily Properties; (3) Affordable Housing Multifamily Properties; and (4) Management and Service Operations. The Company has identified these segments based upon how management makes decisions regarding resource allocation and performance assessment. The Acquisition/Disposition properties represent acquired or developed properties which have not yet reached stabilization (the Company considers a property stabilized when its occupancy rate reaches 93.0% or one year following the purchase or delivery of the final units, whichever occurs first), and properties that have been sold. The Market Rate Multifamily Properties are same store conventional multifamily residential apartments. The Affordable Housing properties are multifamily properties for which the rents are subsidized and certain aspects of the operations are regulated by HUD pursuant to Section 8 of the National Housing Act of 1937. The Management and Service Operations provide management and advisory services to the Acquired, Market Rate and Affordable Housing properties which are owned by the Company, as well as to clients and properties not owned by the Company. All of the Company's segments are located in the United States.

The accounting policies of the reportable segments are the same as those described in the "Basis of Presentation and Significant Accounting Policies." The Company evaluates the performance of its reportable segments based on Net Operating Income ("NOI"). NOI is determined by deducting property operating and maintenance expenses from total revenues for the Acquisition/Disposition, Market Rate and Affordable Housing segments and deducting service companies' expense, which is included within the general and administrative expenses in the Consolidated Statements of Income, direct property management expenses and painting service expenses from total revenues for the Management and Service Operations segment. NOI should not be considered as an alternative to net income (determined in accordance with GAAP), as an indicator of the Company's financial performance, cash flow from operating activities (determined in accordance with GAAP) or as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Certain other real estate companies may define NOI in a different manner.

Information on the Company's segments for the years ended December 31, 2002, 2001 and 2000 is as follows:

	For the year ended December 31, 2002				
	Acquisition/ Disposition	Market-Rate	Affordable Housing	Management and Service Operations	Total Consolidated
			(In thousands)		
Total segment revenues	$ 8,961	$121,869	$ 9,336	$ 30,562	$170,728
Elimination of intersegment revenues	—	(231)	(12)	(8,131)	(8,374)
Consolidated revenues	8,961	121,638	9,324	22,431	162,354
Equity in net (loss) income of joint ventures	(1,169)	(434)	(24)	—	(1,627)
*NOI	4,192	64,887	5,092	1,691	75,862
Total assets	37,446	657,113	9,673	31,071	735,303

	For the year ended December 31, 2001				
	Acquisition/ Disposition	Market-Rate	Affordable Housing	Management and Service Operations	Total Consolidated
			(In thousands)		
Total segment revenues	$ 7,974	$124,923	$ 9,482	$39,759	$182,138
Elimination of intersegment revenues	—	(298)	(77)	(12,887)	(13,262)
Consolidated revenues	7,974	124,625	9,405	26,872	168,876
Equity in net (loss) income of joint ventures	(29)	(286)	(13)	—	(328)
*NOI	3,987	69,130	5,343	3,144	81,604
Total assets	52,619	683,180	10,683	29,142	775,624

	For the year ended December 31, 2000				
	Acquisition/ Disposition	Market-Rate	Affordable Housing	Management and Service Operations	Total Consolidated
			(In thousands)		
Total segment revenues	$12,139	$120,900	$ 9,581	$38,232	$180,852
Elimination of intersegment revenues	(2)	(355)	(215)	(13,427)	(13,999)
Consolidated revenues	12,137	120,545	9,366	24,805	166,853
Equity in net income (loss) of joint ventures	2	(136)	(30)	—	(164)
*NOI	6,620	67,764	5,465	3,214	83,063
Total assets	69,090	703,884	11,286	35,299	819,559

* Intersegment revenues and expenses have been eliminated in the computation of NOI for each of the segments.

A reconciliation of total segment NOI to total consolidated net income for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
		(In thousands)	
Total NOI for reporting segments	$ 75,862	$ 81,604	$ 83,063
Depreciation and amortization	(34,431)	(33,878)	(33,901)
General and administrative expense (excluding service companies expense)	(6,880)	(6,876)	(7,849)
Interest expense	(40,765)	(42,244)	(43,853)
Gain on disposition of properties and land, net	227	7,047	7,512
Equity in net (loss) income of joint ventures	(1,627)	(328)	(164)
Minority Interest in operating partnership	(324)	(478)	(400)
Discontinued operations:			
Operating (loss) income	(167)	239	534
Gain on disposition of properties	9,660	—	—
Extraordinary item	(76)	(179)	—
Consolidated net income	$ 1,479	$ 4,907	$ 4,942

20. SUBSEQUENT EVENTS

Dividends Declared

On December 17, 2002, the Company declared a quarterly dividend of $0.17 per common share, which was paid on February 1, 2003 to shareholders of record on January 15, 2003.

21. EVENTS SUBSEQUENT TO INDEPENDENT ACCOUNTANTS REPORT

Dividends Declared

On February 13, 2003, the Company declared a quarterly dividend of $0.60938 per Depositary Share on its Class A Cumulative Preferred Shares, which will be paid on March 17, 2003 to shareholders of record on March 3, 2003.

22. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Revenues as reported in Form 10-Q's	$41,043	$42,089	$41,885	
Revenues of sold properties transferred to discontinued operations	(905)	(389)	(282)	
Revenues	40,138	41,700	41,603	$38,913
(Loss) income before extraordinary item	(1,166)	6,647	(2,060)	(1,866)
Net (loss) income	(1,166)	6,571	(2,060)	(1,866)
Basic earnings per share before extraordinary item	(0.06)	0.34	(0.11)	(0.10)
Diluted earnings per share before extraordinary item	(0.06)	0.34	(0.11)	(0.10)

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Revenues as reported in Form 10-Q's	$43,468	$43,297	$42,492	
Revenues of sold properties transferred to discontinued operations	(920)	(393)	(292)	
Revenues	42,548	42,904	42,200	$41,224
(Loss) income before extraordinary item	(588)	3,009	2,406	260
Net (loss) income	(588)	3,009	2,406	81
Basic earnings per share before extraordinary item	(0.03)	0.15	0.12	0.01
Diluted earnings per share before extraordinary item	(0.03)	0.15	0.12	0.01

Historical Data

The following tables set forth selected financial and other data for the Company on a consolidated basis. The historical financial information contained in the tables has been derived from and should be read in conjunction with (i) the financial statements and notes thereto of the Company and (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company both included elsewhere herein.

	2002	2001	2000	1999	(e) 1998
	(Dollars in thousands except per share amounts and average monthly rental revenues)				
Operating Data:					
Revenues					
Rental	$137,028	$139,087	$140,457	$140,227	$129,598
Property and asset management, acquisition and disposition fees and reimbursements	20,142	23,471	21,675	23,075	13,403
Painting services	1,642	2,196	1,530	1,524	1,606
Other	3,542	4,122	3,191	2,884	2,407
Total revenues	162,354	168,876	166,853	167,710	147,014
Expenses and charges	168,568	170,270	169,393	165,651	131,125
(Loss) income from operations	(6,214)	(1,394)	(2,540)	2,059	15,889
Equity in net (loss) income of joint ventures	(1,627)	(328)	(164)	585	445
(Loss) income before gain on disposition of properties and land, net, minority interest expense, income from discontinued operations, extraordinary item and cumulative effect of a change in accounting principle	(7,841)	(1,722)	(2,704)	2,644	16,334
Gain on disposition of properties and land, net	227	7,047	7,512	19,630	503
Minority interest expense	(324)	(478)	(400)	(241)	(78)
(Loss) income before income from discontinued operations, extraordinary item and cumulative effect of a change in accounting principle	(7,938)	4,847	4,408	22,033	16,759
Income from discontinued operations:					
Operating (loss) income	(167)	239	534	813	881
Gain on disposition of properties, net	9,660	—	—	—	—
Income from discontinued operations	9,493	239	534	813	881
Extraordinary item	(76)	(179)	—	(3,456)	(125)
Cumulative effect of a change in accounting principle	—	—	—	4,319	—
Net income	1,479	4,907	4,942	23,709	17,515
Preferred share dividends	(5,485)	(5,484)	(5,484)	(5,484)	(5,485)
Net (loss) income applicable to common shares	$ (4,006)	$ (577)	$ (542)	$ 18,225	$ 12,030

	2002	2001	2000	1999	(e) 1998
	(Dollars in thousands except per share amounts and average monthly rental revenues)				
Earnings per common share — Basic:					
(Loss) income before income from discontinued operations, extraordinary item and cumulative effect of a change in accounting principle	$ (.69)	$ (.03)	$ (.05)	$ .75	$ .57
Income from discontinued operations	.48	.01	.02	.04	.05
Extraordinary item	—	(.01)	—	(.16)	(.01)
Cumulative effect of a change in accounting principle	—	—	—	.20	—
Net (loss) income applicable to common shares	$ (.21)	$ (.03)	$ (.03)	$ .83	$ .61
Weighted average number of common shares outstanding	19,343	19,415	19,733	22,051	19,865
Earnings per common share — Diluted:					
(Loss) income before income from discontinued operations, extraordinary item and cumulative effect of a change in accounting principle	$ (.69)	$ (.03)	$ (.05)	$ .75	$ .56
Income from discontinued operations	.48	.01	.02	.04	.05
Extraordinary item	—	(.01)	—	(.16)	(.01)
Cumulative effect of a change in accounting principle	—	—	—	.20	—
Net (loss) income applicable to common shares	$ (.21)	$ (.03)	$ (.03)	$ .83	$ .60
Weighted average number of common shares outstanding	19,343	19,415	19,733	22,053	20,060
Dividends declared per common share	$ .92	$ 1.25	$ 1.25	$ 1.125	$ 1.86
Cash flow data:					
Cash flow provided by operations	$ 29,382	$ 25,964	$ 31,618	$ 40,130	$ 41,663
Cash flow provided by (used for) investing activity	16,360	(7,590)	(16,892)	(9,140)	(151,638)
Cash flow (used for) provided by financing activity	(48,006)	(15,776)	(50,545)	4,361	108,758

	2002	2001	2000	1999	1998
Other Data:					
Funds From Operations (a)(f)	$ 20,078	$ 25,708	$ 24,963	$ 29,291	$ 35,055
Net Operating Income (b)(g)	$ 75,862	$ 81,604	$ 83,063	$ 83,995	$ 73,184
Total properties (at end of period) — includes joint ventures	79	84	90	93	101
Total multifamily units (at end of period) — includes joint ventures	18,313	19,807	20,738	20,103	21,558
Average monthly rental revenues per multifamily unit	$ 674	$ 653	$ 646	$ 633	$ 593
Physical Occupancy (c)	88.1%	90.5%	91.5%	93.4%	94.7%
Balance Sheet Data at December 31:					
Real estate assets, net	$683,058	$716,079	$742,183	$777,072	$801,730
Total assets	735,303	775,624	819,559	882,810	840,785
Total debt (d)	540,498	552,069	568,177	579,186	503,905
Total shareholders' equity	150,865	171,996	196,456	238,182	259,188

(a) The Company considers Funds From Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), to be one of the measures of the performance of an equity REIT.

The Company defines FFO as the inclusion of all operating results applicable to common shareholders, both recurring and non-recurring, except those defined as "Extraordinary Items" or "Cumulative Effect of a Change in Accounting Principle" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. Certain other real estate companies may define FFO in a different manner.

(b) Management uses Net Operating Income ("NOI") as its evaluation measure of the reportable segments' activity. NOI is determined by deducting property operating and maintenance expenses from total revenues for the Acquisition/Disposition, Market Rate and Affordable Housing segments and deducting service companies expense, which is included within the general and administrative expense in the Consolidated Statements of Income, direct property management expenses and painting service expense from total revenues for the Management and Service Operations segment. NOI should not be considered as an alternative to net income (determined in accordance with GAAP), as an indicator of the Company's financial performance, cash flow from operating activities (determined in accordance with GAAP) or as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Other real estate companies may define NOI in a different manner.

(c) Physical Occupancy represents the actual number of units leased divided by the total number of units available at the end of the period.

(d) Amount excludes the Company's share of mortgage indebtedness relating to the unconsolidated joint ventures of approximately $32,659, $42,245, $24,986, $17,249 and $17,453 at December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

(e) These amounts do not include an adjustment to reflect the change in the Company's accounting policy for accounting for certain replacements and improvements, which was effective January 1, 1999.

(f) Reconciliation of Funds From Operations to Net Income:

	2002	2001	2000	1999	1998
Funds From Operations	$ 20,078	$ 25,708	$ 24,963	$ 29,291	$ 35,055
Depreciation — real estate assets	(31,884)	(31,095)	(30,605)	(29,900)	(22,705)
Depreciation — real estate assets joint venture	(1,314)	(904)	(691)	(498)	(427)
Amortization of intangible assets	(695)	(1,156)	(1,721)	(1,161)	(272)
Gain on disposition of properties and land, net	227	7,047	7,512	19,630	504
Gain on disposition of properties, net, included in income from discontinued operations	9,660	—	—	—	—
Extraordinary item	(76)	(179)	—	(3,456)	(125)
Extraordinary item — joint ventures	(2)	2	—	—	—
Cumulative effect of a change in accounting principle	—	—	—	4,319	—
Preferred share dividends	5,485	5,484	5,484	5,484	5,485
Net income	$ 1,479	$ 4,907	$ 4,942	$ 23,709	$ 17,515

(g) Reconciliation of Net Operating Income to Net income:

	2002	2001	2000	1999	1998
Net Operating Income	$ 75,862	$ 81,604	$ 83,063	$ 83,995	$ 73,184
Depreciation and amortization	(34,431)	(33,878)	(33,901)	(33,763)	(23,691)
General and administrative expense excluding service companies expense	(6,880)	(6,876)	(7,849)	(9,337)	(4,046)
Interest expense	(40,765)	(42,244)	(43,853)	(38,836)	(29,558)
Gain on disposition of properties and land, net	227	7,047	7,512	19,630	504
Equity in net (loss) income of joint ventures	(1,627)	(328)	(164)	585	445
Minority interest in operating partnership	(324)	(478)	(400)	(241)	(79)
Income from discontinued operations:					
Operating (loss) income	(167)	239	534	813	881
Gain on disposition of properties, net	9,660	—	—	—	—
Extraordinary item	(76)	(179)	—	(3,456)	(125)
Cumulative effect of a change in accounting principle	—	—	—	4,319	—
Net income	$ 1,479	$ 4,907	$ 4,942	$ 23,709	$ 17,515

Board of Directors

Albert T. Adams
Partner
Baker & Hostetler LLP

James M. Delaney
Consultant

Jeffrey I. Friedman
Chairman, President and Chief Executive Officer of the Company

Gerald C. McDonough
Retired

Mark L. Milstein
President
Adam Construction Company

Frank E. Mosier
Retired

Richard T. Schwarz
Partner
Sycamore Partners LLC

Officers

Lou Fatica
Vice President, Chief Financial Officer and Treasurer

Martin A. Fishman
Vice President, General Counsel and Secretary

Jeffrey I. Friedman
Chairman, President and Chief Executive Officer

Barbara E. Hasenstab
Vice President of Investor Relations and Corporate Communications

JoAnn C. Hirsh
Vice President of Operations

Daniel L. Powers
Vice President of Operations

Charles J. Stone
Vice President of Portfolio

Steven C. Thrower
Vice President of Portfolio

Nan R. Zieleniec
Vice President of Human Resources